02024530
P.E 12-31-2001
1-10816

MGIC

PROCESSED
MAR 2 6 2002
P THOMSON
FINANCIAL

RECD S.E.C.
MAR 1 9 2002
080



MGIC Investment Corporation

ANNUAL REPORT
2001

Financial Highlights

	1999	2000	2001
Net income ($ millions)	470.2	542.0	639.1
Diluted earnings per share ($)	4.30	5.05	5.93
Return on equity (%)	26.8	25.7	22.7



Shareholders' Equity
($ millions)
1,776
2,465
3,020
1999
2000
2001



New Primary Insurance Written
($ billions)
47.0
41.5
86.1
1999
2000
2001



Direct Primary Insurance in Force
($ billions)
147.6
160.2
183.9
1999
2000
2001



Direct Primary Risk in Force
($ billions)
35.6
39.1
42.7
1999
2000
2001



Investment Portfolio
($ millions)
2,790
3,472
4,069
1999
2000
2001



Revenue
($ millions)
997
1,110
1,358
1999
2000
2001

Fellow Shareholders



MGIC had another excellent year in 2001. On the way to achieving record earnings of $639 million, we helped more than 600,000 families realize the dream of homeownership or lower their mortgage cost through refinancing. Once again our core product, private mortgage insurance, played a central role in the housing market by enabling families with less than a 20% down payment to purchase a home years sooner than would otherwise have been possible, thereby helping to boost our nation's homeownership rate to an all-time record of 68%.

The market we serve, home mortgage finance, is one of the fastest growing sectors of our nation's economy. MGIC's results in 2001 reflect that growth. Our insurance in force grew a strong 15% and premiums exceeded $1 billion for the first time in history, reinforcing MGIC's leadership position in the industry. We performed well in other key areas of our business as well. Our loss ratio was a low 15.4%, and despite a 107% increase in new business volume to record levels, our expense ratio remained low at 16.5%.

Financial strength and flexibility also improved. Our high-quality investment portfolio grew 17% to $4.1 billion and loss reserves were increased to $614 million. Shareholders' equity increased 23% to $3.0 billion, our risk-to-capital ratio improved to 9.1 to 1, and return on equity was a strong 22.7%.

Looking ahead, we expect that 2002 will be another good year. New insurance written volume will be strong, but down from last year's record level, reflecting trends in the overall market. However, with continued stable interest rates, persistency should improve throughout the year, resulting in solid insurance in-force growth. Underwriting expenses are expected to decline as refinance volume slows. Claims paid, delinquencies and loss reserves are expected to increase, reflecting the normal aging of our large 1998 and 1999 books of business and the growth of our bulk business which is priced for higher delinquency levels.

Over the longer term, MGIC's growth prospects are excellent. Strong demographics and an increasing homeownership rate will create growing demand for our product. Immigrants and minorities, who will represent a disproportionately large segment of record population growth and new homeowners over the next several decades, will benefit from mortgage insurance to achieve their dream of homeownership.

We have developed strengths in four key areas of our business that will allow us to capitalize on the growth opportunity ahead: market leadership — we lead the industry by a wide margin in market share; risk management — our expertise in this area has translated into claim rates which have been 10% to 50% below the rest of the industry; productivity — MGIC's expense ratio is the lowest in the industry; and effective capital management — our capital position is stronger than any of our stand-alone competitors.

MGIC continues to make significant investments in technology to further leverage each of the operating strengths I have just described, and to help reinforce our competitive advantage. We have leveraged our technology expertise and knowledge of the mortgage finance business to create products and services like eMagic.com and Defender. These products bring considerable value to our customers by helping them increase their profitability. Over the past year, the number of originators using eMagic has increased nearly six-fold to 8,400 and annualized transaction volume is up almost 500% to 211,000. Defender is currently used by mortgage servicers whose servicing portfolios total more than $1 trillion, nearly one-fourth of the U. S. mortgage market.

In closing, I want to acknowledge MGIC's most important strength — its people. This past year was one of the most challenging in recent memory. As always, MGIC co-workers were up to the challenge, successfully processing record volumes of new business and policy cancellations while continuing to improve productivity, maintaining a high level of customer service, expanding MGIC's market share lead and delivering high returns for our shareholders.

Sincerely,

Curt S. Culver
President and Chief Executive Officer

Five-Year Summary of Financial Information

	2001	2000	1999	1998	1997
	(In thousands of dollars, except per share data)				
Summary of Operations					
Revenues:					
Net premiums written	$ 1,036,353	$ 887,388	$ 792,345	$ 749,161	$ 690,248
Net premiums earned	$ 1,042,267	$ 890,091	$ 792,581	$ 763,284	$ 708,744
Investment income, net	204,393	178,535	153,071	143,019	123,602
Realized investment gains, net	37,352	1,432	3,406	18,288	3,261
Other revenue	73,829	40,283	47,697	47,075	32,665
Total revenues	1,357,841	1,110,341	996,755	971,666	868,272
Losses and expenses:					
Losses incurred, net	160,814	91,723	97,196	211,354	242,362
Underwriting and other expenses	234,494	177,837	198,147	187,103	154,138
Interest expense	30,623	28,759	20,402	18,624	6,399
Litigation settlement	–	23,221	–	–	–
Total losses and expenses	425,931	321,540	315,745	417,081	402,899
Income before tax	931,910	788,801	681,010	554,585	465,373
Provision for income tax	292,773	246,802	210,809	169,120	141,623
Net income	$ 639,137	$ 541,999	$ 470,201	$ 385,465	$ 323,750
Weighted average common shares outstanding (in thousands)	107,795	107,260	109,258	113,582	117,924
Diluted earnings per share	$ 5.93	$ 5.05	$ 4.30	$ 3.39	$ 2.75
Dividends per share	$ .10	$ .10	$ .10	$ .10	$ .095
Balance sheet data					
Total investments	$ 4,069,447	$ 3,472,195	$ 2,789,734	$ 2,779,706	$ 2,416,740
Total assets	4,567,012	3,857,781	3,104,393	3,050,541	2,617,687
Loss reserves	613,664	609,546	641,978	681,274	598,683
Short- and long-term debt	472,102	397,364	425,000	442,000	237,500
Shareholders' equity	3,020,187	2,464,882	1,775,989	1,640,591	1,486,782
Book value per share	28.47	23.07	16.79	15.05	13.07

A brief description of the Company's business is contained in Note 1 to the Consolidated Financial Statements of the Company.

Five-Year Summary of Financial Information

	2001	2000	1999	1998	1997
New primary insurance written ($ millions)	$ **86,122**	$ 41,546	$ 46,953	$ 43,697	$ 32,250
New primary risk written ($ millions)	**21,038**	10,353	11,422	10,850	8,305
New pool risk written ($ millions)	**412**	345	564	618	394
Insurance in force (at year-end) ($ millions)					
Direct primary insurance	**183,904**	160,192	147,607	137,990	138,497
Direct primary risk	**42,678**	39,090	35,623	32,891	32,175
Direct pool risk	**1,950**	1,676	1,557	1,133	590
Primary loans in default ratios					
Policies in force	**1,580,283**	1,448,348	1,370,020	1,320,994	1,342,976
Loans in default	**54,653**	37,422	29,761	29,253	28,493
Percentage of loans in default	**3.46%**	2.58%	2.17%	2.21%	2.12%
Percentage of loans in default — bulk (1)	**8.59%**	9.02%	8.04%	–	–
Insurance operating ratios (GAAP)					
Loss ratio	**15.4%**	10.3%	12.3%	27.7%	34.2%
Expense ratio	**16.5%**	16.4%	19.7%	19.6%	18.4%
Combined ratio	**31.9%**	26.7%	32.0%	47.3%	52.6%
Risk-to-capital ratio (statutory)					
MGIC	**9.1:1**	10.6:1	11.9:1	12.9:1	15.7:1

(1) Information relating to bulk defaults in 1997 and 1998 is not separately presented and is not material.

Results of Consolidated Operations

2001 Compared with 2000

Net income for 2001 was $639.1 million, compared with $542.0 million in 2000, an increase of 18%. Diluted earnings per share was $5.93 for 2001 compared with $5.05 in 2000. Included in diluted earnings per share for 2001 was $0.23 for realized gains. The 2000 earnings per share included $0.01 for realized gains and a $0.14 charge for the RESPA settlement made in the fourth quarter of 2000. See "Other Matters" below. Earnings per share excluding amounts for realized gains in 2000 and 2001 and excluding the RESPA settlement in 2000 was $5.70 for 2001, compared to $5.18 for 2000, an increase of 10%. Earnings per share excluding amounts for realized gains increased 15% during the first half of 2001 compared to 2000, and earnings per share excluding amounts for realized gains and the RESPA settlement increased 5% during the second half of 2001 compared to the second half of 2000. As used in this report, the term "Company" means the Company and its consolidated subsidiaries, which do not include joint ventures in which the Company has an equity interest.

Total revenues for 2001 were $1,357.8 million, an increase of 22% from the $1,110.3 million for 2000. This increase was primarily attributable to an increase in new business writings, which included $25.7 billion of bulk transactions. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows and increases in realized gains and other revenue. See below for a further discussion of premiums, investment income and other revenue.

Losses and expenses for 2001 were $425.9 million, an increase of 32% from $321.5 million for the same period of 2000. The increase from last year can be attributed to an increase in losses related to an increase in notice inventories and an increase in expenses related to increases in insured volume and in contract underwriting. See below for a further discussion of losses incurred and underwriting expenses.

The amount of new primary insurance written by Mortgage Guaranty Insurance Corporation ("MGIC") during 2001 was $86.1 billion, compared with $41.5 billion in 2000. Refinancing activity increased to 42% of new primary insurance written in 2001 on a flow basis (or $25.1 billion), compared to 13% in 2000 (or $4.6 billion) as a result of the decreasing mortgage interest rate environment in 2001. New primary insurance written in bulk transactions increased to 30% of new primary insurance written in 2001 compared to 17% in 2000, reflecting the increasing use of mortgage insurance in certain mortgage securitizations and MGIC's share of this market. A portion of the loans insured in bulk transactions are refinance loans.

The $86.1 billion of new primary insurance written during 2001 was offset by the cancellation of $62.4 billion of insurance in force, and resulted in a net increase of $23.7 billion in primary insurance in force, compared to new primary insurance written of $41.5 billion, cancellation of $28.9 billion, and a net increase of $12.6 billion in insurance in force during 2000. Direct primary insurance in force was $183.9 billion at December 31, 2001, compared to $160.2 billion at December 31, 2000.

In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. New pool risk written during 2001 and 2000, which was virtually all agency pool insurance, was $411.7 million and $345.5 million, respectively. The Company's direct pool risk in force at December 31, 2001 was $2.0 billion compared to $1.7 billion at December 31, 2000.

Cancellation activity has historically been affected by the level of mortgage interest rates, with cancellations generally moving inversely to the change in the direction of interest rates. Cancellations increased during 2001 compared to the cancellation levels of 2000 principally due to the lower mortgage interest rate environment which resulted in a decrease in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 61.0% at December 31, 2001, from 80.4% at December 31, 2000. Future cancellation activity could also be somewhat higher than it otherwise would have been as a result of legislation that went into effect in July 1999 regarding cancellation of mortgage insurance. Cancellation activity could also increase as more of the Company's bulk loans season. The Company anticipates that the bulk loans will have materially lower persistency than the Company's flow business.

New insurance written for bulk transactions was $25.7 billion during 2001 compared to $7.0 billion for 2000 and $2.2 billion for 1999. The Company does not anticipate that the level of growth in the bulk business during the last three years will continue in 2002. The Company expects that the loans that are included in bulk transactions will have delinquency and claim rates in excess of those on the Company's flow business. While the Company believes it has priced its bulk business to generate acceptable returns, there can be no assurance that the assumptions underlying the premium rates adequately address the risk and persistency of this business.

Net premiums written increased 17% to $1,036.4 million in 2001, from $887.4 million in 2000. Net premiums earned increased 17% to $1,042.3 million in 2001, from $890.1 million in 2000. The increases were primarily a result of the growth in insurance in force and a higher percentage of renewal premiums on products with higher premium rates offset in part by an increase in ceded premiums to $65.3 million in 2001, compared to $52.9 million in 2000, primarily due to an increase in captive mortgage reinsurance.

Mortgages (newly insured during 2001 or 2000) equal to approximately 27% of MGIC's new insurance written during 2001 were subject to captive mortgage reinsurance and similar arrangements compared to 33% during 2000. Such arrangements entered into during a reporting period customarily include loans newly insured in a prior reporting period. As a result, the percentages cited above would be lower if only the current reporting period's newly insured mortgages subject to such arrangements were included. At December 31, 2001 approximately 24% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 21% at December 31, 2000. The amount of premiums ceded under captive mortgage reinsurance arrangements and the amount of risk in force subject to such arrangements are expected to continue to increase.

Investment income for 2001 was $204.4 million, an increase of 14% over the $178.5 million in 2000. This increase was primarily the result of an increase in the amortized cost of average investment assets to $3.7 billion for 2001, from $3.1 billion for 2000, an increase of 18%. The portfolio's average pre-tax investment yield was 5.4% and 6.0% at December 31, 2001 and 2000, respectively. The portfolio's average after-tax investment yield was 4.6% and 4.9% at December 31, 2001 and 2000, respectively. The Company realized gains of $37.4 million during 2001 compared to $1.4 million in 2000, resulting primarily from the sale of corporate and taxable municipal securities.

Other revenue, which is composed of various components, was $73.8 million in 2001, compared with $40.3 million in 2000. The increase is primarily the result of an increase in contract underwriting revenue and increases in equity earnings from Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and Sherman Financial Group LLC, ("Sherman"), joint ventures with Radian Group Inc. ("Radian").

C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. C-BASS's results of operations are affected by the timing of these securitization transactions. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. This valuation is made by C-BASS management in connection with each release of financial statements. In the case of assets that are residual interests in securitizations, these estimates reflect the net present value of the future cash flows from these assets, which in turn depend on, among other things, estimates of the level of losses on the underlying mortgages and prepayment activity by the mortgage borrowers. Market value adjustments could impact C-BASS's results of operations and the Company's share of those results.

Total combined assets of C-BASS at December 31, 2001 and 2000 were approximately $1.3 billion and

$1.0 billion, respectively, of which approximately $1,071 million and $867 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2001 and 2000 were approximately $981 million and $765 million, respectively, of which approximately $938 million and $746 million, respectively, were funding arrangements, including accrued interest, virtually all of which were short-term. For the years ended December 31, 2001 and 2000, revenues of approximately $216 million and $153 million, respectively, and expenses of approximately $130 million and $97 million, respectively, resulted in income before tax of approximately $86 million and $56 million, respectively.

Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values. Initially the portfolios are valued at cost. Subsequently their value for financial statement purposes is estimated by the management of Sherman based on the estimated future cash flow from the portfolios. The assets are valued by Sherman's management each time financial statements are released. Market value adjustments could impact Sherman's results of operations and the Company's share of those results.

Because C-BASS and Sherman are accounted for by the equity method, they are not consolidated with the Company and their assets and liabilities do not appear in the Company's balance sheet. The "investments in joint ventures" item in the Company's balance sheet reflects the amount of capital contributed by the Company to the joint ventures plus the Company's share of their net income (or minus its share of their net loss) and minus capital distributed to the Company by the joint ventures.

As discussed in "Note 2 — Loss Reserves" to the Company's consolidated financial statements, consistent with industry practice, loss reserves for future claims are established only for loans that are currently delinquent. (The terms "delinquent" and "default" are used interchangeably by the Company.) Loss reserves are established by management's estimating the number of loans in the Company's inventory of delinquent loans that will not cure their delinquency (historically, a substantial majority of delinquent loans have cured), which is referred to as the claim rate, and further estimating the amount that the Company will pay in claims on the loans that do not cure, which is referred to as claim severity. Estimation of losses that the Company will pay in the future is inherently judgmental. The conditions that affect the claim rate and claim severity include the current and future state of the domestic economy and the current and future strength of local housing markets.

Net losses incurred increased 75% to $160.8 million in 2001, from $91.7 million in 2000. The increase was due to an increase in the primary notice inventory related to bulk default activity, which in turn was the result of the higher volume of bulk business; the maturation of the relatively large 1998 and 1999 books of business, which had entered their peak delinquency periods; and defaults arising from the early development of the 2000 book of business. The primary insurance notice inventory increased from 37,422 at December 31, 2000 to 54,653 at December 31, 2001 and pool notice inventory increased from 18,209 at December 31, 2000 to 23,623 at December 31, 2001. Included in the notice inventory was the bulk notice inventory of 18,460 at December 31, 2001 and 7,533 at December 31, 2000. The default rate at December 31, 2001 was 3.46% compared to 2.58% at December 31, 2000. Excluding bulk defaults, the default rates were 2.65% and 2.19% at December 31, 2001 and 2000, respectively. The default rate on bulk loans were 8.59% and 9.02% at December 31, 2001 and 2000, respectively. The Company does not view the decline in the bulk loan default rate as meaningful and expects that each of the default rates reported above will increase in the future. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000. The redundancy in loss reserves in 2001 of $212.1 million was relatively consistent with 2000's redundancy of $229.0 million. Loss reserves are redundant when the estimate of the losses that would be paid in the future on loans in the default inventory at the end of the prior year exceeds the losses that were paid on those loans during the subsequent year, and are deficient when the losses paid during the subsequent year exceed the estimate. See "Note 6 — Loss

Reserves" to the Company's consolidated financial statements.

At December 31, 2001, 69% of the primary insurance in force was written during the last three years, compared to 67% at December 31, 2000. Based on all of the loans in the Company's insurance in force, the highest claim frequency years have typically been the third through fifth years after the year of loan origination. However, the pattern of claims frequency for refinance loans may be different from this historical pattern and the Company expects the period of highest claims frequency on bulk transaction loans will occur earlier than in this historical pattern.

Underwriting and other expenses increased to $234.5 million in 2001 from $177.8 million in 2000, an increase of 32%. The increase can be attributed to increases in both insurance and non-insurance expenses related to increased volume and contract underwriting.

Interest expense in 2001 increased to $30.6 million from $28.8 million in 2000 due to slightly higher weighted average interest rates in 2001 compared to 2000, and higher weighted average balances.

The consolidated insurance operations loss ratio was 15.4% for 2001 compared to 10.3% for 2000. The consolidated insurance operations expense and combined ratios were 16.5% and 31.9%, respectively, for 2001 compared to 16.4% and 26.7%, respectively, for 2000.

The effective tax rate was 31.4% in 2001, compared with 31.3% in 2000. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 2001 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2001.

Other Matters

In June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC was pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals of related orders denying certain class members the right to intervene to challenge certain aspects of the settlement in Downey and two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act, which is known as RESPA. There can be no assurance that the standards established by the injunction will be determinative of compliance with RESPA were additional litigation to be brought in the future.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

In the third quarter of 2001, the Office of Federal Housing Enterprise Oversight ("OFHEO") adopted a risk-based capital stress test for the GSEs. One of the elements of the stress test is that future claim payments made by a private mortgage insurer on GSE loans are reduced below the amount provided by the mortgage insurance policy to reflect the risk that the insurer will fail to pay. Claim payments from an insurer whose claims-paying ability rating is 'AAA' were subject to a 5% reduction over the 10-year period of the stress test, while claim payments from a 'AA' rated insurer, such as

MGIC, were subject to a 15% reduction. In February 2002, OFHEO adopted amendments to the stress test that reduced the differential between 'AAA' and 'AA' rated mortgage insurers to 5.25%. The effect of the differentiation among insurers is to require the GSEs to have additional capital for coverage on loans provided by a private mortgage insurer whose claims-paying rating is less than 'AAA.' As a result, there is an incentive for the GSEs to use private mortgage insurance provided by a 'AAA' rated insurer.

2000 Compared with 1999

Net income for 2000 was $542.0 million, compared with $470.2 million in 1999, an increase of 15%. Diluted earnings per share was $5.05 for 2000 compared with $4.30 in 1999. Included in diluted earnings per share for 2000 were a $0.14 charge for the RESPA settlement agreement and $0.01 for realized gains. The 1999 earnings per share included $0.02 for realized gains and $0.10 for loss reserve reductions made in the fourth quarter of 1999. Excluding the aforementioned amounts, earnings per share was $5.18 for 2000, compared to $4.18 for 1999, an increase of 24%.

Total revenues for 2000 were $1,110.3 million, an increase of 11% from the $996.8 million for 1999. This increase was primarily attributed to an improvement in persistency, which generated an increase in renewal premiums. Also contributing to the increase in revenues was an increase in investment income resulting from strong cash flows. See below for a further discussion of premiums and investment income.

Losses and expenses for 2000 were $321.5 million, an increase of 2% from $315.7 million for the same period of 1999. The increase was primarily attributed to the RESPA settlement, offset by a decline in underwriting expenses resulting from a decline in contract underwriting activity and an increase in deferred insurance policy acquisition costs.

The amount of new primary insurance written by MGIC during 2000 was $41.5 billion, compared with $47.0 billion in 1999. Refinancing activity decreased to 13% of new primary insurance written in 2000, compared to 25% in 1999 as a result of the increasing mortgage interest rate environment of the second half of 1999 and in 2000. New insurance written for bulk transactions was 17% of new insurance written during 2000 compared to 5% for 1999.

The $41.5 billion of new primary insurance written during 2000 was offset by the cancellation of $28.9 billion of insurance in force, and resulted in a net increase of $12.6 billion in primary insurance in force, compared to new primary insurance written of $47.0 billion, cancellation of $37.4 billion, and a net increase of $9.6 billion in insurance in force during 1999. Direct primary insurance in force was $160.2 billion at December 31, 2000, compared to $147.6 billion at December 31, 1999.

New pool risk written during 2000 and 1999, which was virtually all agency pool insurance, was $345.5 million and $563.8 million, respectively. The Company's direct pool risk in force at December 31, 2000 was $1.7 billion compared to $1.6 billion at December 31, 1999.

Cancellations decreased during 2000 due to increasing mortgage interest rates which resulted in an increase in the MGIC persistency rate (percentage of insurance remaining in force from one year prior) to 80.4% at December 31, 2000, from 72.9% at December 31, 1999.

Net premiums written increased 12% to $887.4 million in 2000, from $792.3 million in 1999. Net premiums earned increased 12% to $890.1 million in 2000, from $792.6 million in 1999. The increases were primarily a result of a higher percentage of renewal premiums on products with higher premium rates and the growth in insurance in force offset by an increase in ceded premiums to $52.9 million in 2000, compared to $26.2 million in 1999, primarily due to an increase in captive mortgage reinsurance and similar arrangements.

Mortgages (newly insured during 2000 or 1999) equal to approximately 33% of MGIC's new insurance written during 2000 were subject to captive mortgage reinsurance and similar arrangements compared to 32% during 1999. At December 31, 2000 approximately 21% of MGIC's risk in force was subject to captive reinsurance and similar arrangements compared to 15% at December 31, 1999.

Investment income for 2000 was $178.5 million, an increase of 17% over the $153.1 million in 1999. This increase was primarily the result of an increase in the amortized cost of average investment assets to $3.1 billion for 2000, from $2.7 billion for 1999, an increase of 13%. The portfolio's average pre-tax investment yield was 6.0% and 5.6% at December 31, 2000 and 1999, respectively. The portfolio's average after-tax investment yield was 4.9% in 2000 and 1999. The Company realized gains of $1.4 million during 2000 compared to $3.4 million in 1999.

Other revenue was $40.3 million in 2000, compared with $47.7 million in 1999. The change is primarily the result of decreases in contract underwriting and FHA fee revenue (a contract with the FHA was completed in 1999) and an increase in equity losses for Customers Forever LLC, a joint venture with Marshall & Ilsley Corporation, which were offset by increases in equity earnings from C-BASS and Sherman.

Total combined assets of C-BASS at December 31, 2000 and 1999 were approximately $1.0 billion and $934 million, respectively, of which approximately $867 million and $773 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2000 and 1999 were approximately $765 million and $744 million, respectively, of which approximately $746 million and $617 million, respectively, were funding arrangements, including accrued interest, virtually all of which were short-term. For the years ended December 31, 2000 and 1999, revenues of approximately $153 million and $112 million, respectively, and expenses of approximately $97 million and $72 million, respectively, resulted in income before tax of approximately $56 million and $40 million, respectively.

Net losses incurred decreased 6% to $91.7 million in 2000, from $97.2 million in 1999. Such decrease was primarily due to generally strong economic conditions, including in California, and a related decline in losses paid which led the Company to reduce its estimate of the claim rate and the severity (the "reserve factors") for loans in the primary and pool notices inventory. Partially offsetting the reduction in reserve factors was an increase in the primary insurance notice inventory from 29,761 at December 31, 1999 to 37,422 at December 31, 2000, primarily reflecting an increase in notices related to bulk transactions, and an increase in pool insurance notice inventory from 11,638 at December 31, 1999 to 18,209 at December 31, 2000. Included in the notice inventory was the bulk notice inventory of 7,533 at December 31, 2000 and 2,699 at December 31, 1999. The default rate at December 31, 2000 was 2.58% compared to 2.17% at December 31, 1999. Excluding bulk defaults, the default rates were 2.19% and 2.02% for 2000 and 1999, respectively. The default rate on bulk loans were 9.02% and 8.04% at December 31, 2000 and 1999, respectively. The average claim paid for 2000 was $18,977 compared to $19,444 in 1999. The redundancy in loss reserves for 2000 was relatively consistent with that experienced in 1999.

At December 31, 2000, 67% of the primary insurance in force was written during the last three years, compared to 65% at December 31, 1999.

Underwriting and other expenses decreased to $177.8 million in 2000 from $198.1 million in 1999, a decrease of 10%. This decrease was primarily due to decreases in contract underwriting and an increase in deferred insurance policy acquisition costs.

Interest expense in 2000 increased to $28.8 million from $20.4 million in 1999 due to higher weighted average interest rates in 2000 compared to 1999.

The consolidated insurance operations loss ratio was 10.3% for 2000 compared to 12.3% for 1999. The consolidated insurance operations expense and combined ratios were 16.4% and 26.7%, respectively, for 2000 compared to 19.7% and 32.0%, respectively, for 1999.

The effective tax rate was 31.3% in 2000, compared with 31.0% in 1999. During both years, the effective tax rate was below the statutory rate of 35%, reflecting the benefits of tax-preferenced investment income. The higher effective tax rate in 2000 resulted from a lower percentage of total income before tax being generated from tax-preferenced investments in 2000.

Financial Condition

Consolidated total investments increased approximately $597 million to $4.1 billion at December 31, 2001 from $3.5 billion at December 31, 2000, primarily due to positive net cash flow offset by unrealized losses on securities marked to market of $33 million. The Company generated consolidated cash flows from operating activities of $626.1 million during 2001, compared to $551.0 million generated during 2000. The increase in operating cash flows during 2001 compared to 2000 is due primarily to increases in new business renewal premiums, investment income and other revenue (which includes contract underwriting revenue).

As of December 31, 2001, the Company had $160.0 million of short-term investments with maturities of 90 days or less, and 72% of the portfolio was invested in tax-preferenced securities. In addition, at December 31, 2001, based on book value, the Company's fixed income securities were approximately 98% invested in 'A' rated and above, readily marketable securities, concentrated in maturities of less than 15 years. At December 31, 2001 the Company had $20.7 million of investments in equity securities compared to $22.0 million at December 31, 2000.

At December 31, 2001, the Company had no derivative financial instruments in its investment portfolio. The Company places its investments in instruments that meet high credit quality standards, as specified in the Company's investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, issuer and type of instrument. At December 31, 2001, the average duration of the Company's investment portfolio was 5.5 years. The effect of a 1% increase/decrease in market interest rates would result in a 5.5% decrease/increase in the value of the Company's fixed income portfolio.

The Company's investments in joint ventures increased $22.9 million from $138.8 million at December 31, 2000 to $161.7 million at December 31, 2001 as a result of equity earnings of $28.1 million and additional investments of $15.0 million offset by dividends received of $20.2 million. As discussed under "Results of Consolidated Operations — 2001 Compared with 2000," the joint ventures are reported on the equity method. Only the Company's investment in the joint ventures appears on the Company's balance sheet.

Consolidated loss reserves increased to $613.7 million at December 31, 2001 from $609.5 million at December 31, 2000, reflecting increases in the primary and pool insurance notice inventories. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. For additional discussion of loss reserves, see "Results of Consolidated Operations — 2001 Compared with 2000."

Consolidated unearned premiums decreased $6.2 million from $180.7 million at December 31, 2000, to $174.5 million at December 31, 2001, primarily reflecting the continued high level of monthly premium policies written for which there is no unearned premium.

Consolidated shareholders' equity increased to $3.0 billion at December 31, 2001, from $2.5 billion at December 31, 2000, an increase of 23%. This increase consisted of $639.1 million of net income during 2001 and $29.5 million from the reissuance of treasury stock offset by unrealized losses on investments, net of tax, of $21.3 million, unrealized losses on derivatives, net of tax, of $7.8 million, the repurchase of $73.5 million of outstanding common shares and dividends declared of $10.7 million.

Liquidity and Capital Resources

The Company's consolidated sources of funds consist primarily of premiums written and investment income. Funds are applied primarily to the payment of claims and expenses. Approximately 70% of underwriting expenses are personnel-related costs, most of which are considered by the Company to be fixed costs over the short term. Approximately 5% of operating expenses relate to occupancy costs, which are fixed costs. Substantially all of the remaining operating expenses are considered by the Company to be variable in nature, with data processing costs and taxes, licenses and fees representing approximately 3% and 9%, respectively, of total operating expenses. The Company generated positive operating cash flows of approximately $626.1 million, $551.0 million and $455.0 million in

2001, 2000 and 1999, respectively, as shown on the Consolidated Statement of Cash Flows. Positive cash flows are invested pending future payments of claims and other expenses. Cash-flow shortfalls, if any, at the Company's insurance subsidiaries could be funded through sales of short-term investments and other investment portfolio securities. Substantially all of the investment portfolio securities are held by the Company's insurance subsidiaries.

During the first quarter of 2001, the Company established a $200 million commercial paper program, which was rated 'A-1' by Standard and Poors ("S&P") and 'P-1' by Moody's. At December 31, 2001, the Company had $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.91%. S&P affirmed the 'A-1' rating in February 2002. If the Company's commercial paper rating were to fall below 'A-1' or 'P-1,' the Company would likely have difficulty selling commercial paper and any commercial paper that could be sold would require an interest rate in excess of the 'A-1/P-1' rating.

The Company has credit facilities under which $200 million was available at December 31, 2001, with $100 million expiring in 2003 and $100 million expiring in 2004. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of 'AA-' or better with S&P. At December 31, 2001, the Company had shareholders' equity of $3.02 billion and MGIC had a claims paying ability rating of 'AA+' from S&P. (S&P affirmed the 'AA+' rating in February 2002.) These facilities are currently being used as liquidity back up facilities for the outstanding commercial paper. The remaining credit available under these facilities after reduction for the amount necessary to support the commercial paper was $27.9 million at December 31, 2001. The Company had $98 million outstanding under the credit facility at December 31, 2000.

In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued, in public offerings, $300 million, $7^1/_2$% Senior Notes due in 2005. The notes are unsecured and were rated 'A1' by Moody's and 'A+' by S&P. The Company had Senior Notes outstanding of $300 million at December 31, 2001 and 2000.

The proceeds of the commercial paper and the Senior Notes were used to fund the repurchase of Common Stock. In January 2002, the Company announced a new share repurchase program covering up to 5.5 million shares in addition to the 800,000 shares remaining from the prior repurchase program. Funds for shares to be purchased in the future are expected to be provided from a combination of internally generated funds and borrowings. From mid-1997 until the end of 2001, the Company repurchased 15.0 million shares of Common Stock at a cost of $775.5 million.

The commercial paper, back-up credit facilities and the Senior Notes are obligations of the Company and not of its subsidiaries. The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. MGIC is the principal source of dividend-paying capacity. As a result of a $150 million dividend paid to the Company by MGIC in February 2002, MGIC may not pay additional dividends until February 2003 without the approval of the Office of the Commissioner of Insurance of the State of Wisconsin.

Interest payments on all long-term debt were $26.9 million, $25.5 million and $22.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the market value of the long-term debt is $492.6 million. The commercial paper is classified as short-term debt.

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. During 1999, the Company utilized three interest rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

In 2000, two of the swaps were amended and designated as fair-value hedges which qualified for short-cut accounting. The Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. The gain on termination is being amortized over the remaining life of the underlying debt. The remaining swap was also amended during 2000 and designated as a cash flow hedge. Under the terms of the swap contract, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000 of approximately $0.3 million were netted against interest expense. Expenses on the swaps during 2001, of approximately $3.7 million, were included in interest expense. The swap outstanding at December 31, 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

MGIC is the principal insurance subsidiary of the Company. MGIC's risk-to-capital ratio was 9.1:1 at December 31, 2001 compared to 10.6:1 at December 31, 2000. The decrease was due to MGIC's increased policyholders' reserves, partially offset by the net additional risk in force of $2.8 billion, net of reinsurance, during 2001.

The risk-to-capital ratios set forth above have been computed on a statutory basis. However, the methodology used by the rating agencies to assign claims-paying ability ratings permits less leverage than under statutory requirements. As a result, the amount of capital required under statutory regulations may be lower than the capital required for rating agency purposes. In addition to capital adequacy, the rating agencies consider other factors in determining a mortgage insurer's claims-paying rating, including its competitive position, business outlook, management, corporate strategy, and historical and projected operating performance.

For certain material risks of the Company's business, see "Risk Factors" below.

Risk Factors

Our revenues and losses could be affected by the risk factors discussed below. These factors may also cause actual results to differ materially from the results contemplated by forward looking statements that the Company may make. Forward looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company "believes," "anticipates" or "expects," or words of similar import, are forward looking statements.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could also decline which could result in declines in our future revenues.

The factors that affect the volume of low down payment mortgage originations include:

- the level of home mortgage interest rates,
- the health of the domestic economy as well as conditions in regional and local economies,
- housing affordability,
- population trends, including the rate of household formation,
- the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance, and
- government housing policy encouraging loans to first-time homebuyers.

Our new insurance written volume increased 107% in 2001 compared to the same period in 2000. One of the reasons our volume was higher in 2001 was because many borrowers refinanced their mortgages during 2001 due to a lower interest rate environment, which also led to lenders canceling insurance that we wrote in the past. While we have not experienced lower volume in recent years other than as a result of declining refinancing activity, one of the risks we face is that substantially higher interests rates will substantially reduce purchase activity by first-time homebuyers and that the decline in cancellations of insurance that in the past have accompanied higher interest rates will not be sufficient to offset the decline in premiums from loans that are not made.

If lenders and investors select alternatives to private mortgage insurance, the amount of insurance that we write could decline, which could result in declines in our future revenues.

These alternatives to private mortgage insurance include:

- lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration,
- investors holding mortgages in portfolio and self-insuring,
- investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and
- lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio (referred to as an 80-10-10 loan) rather than a first mortgage with a 90% loan-to-value ratio.

We believe, that during 2001, lenders and investors were self-insuring and making 80-10-10 loans at about the same percentage as they did over the last several years. Although during 2001 and 2000, the share of the low down payment market held by loans with Federal Housing Administration and Veterans Administration mortgage insurance was lower than in 1999, during three of the prior four years, the Federal Housing Administration and Veterans Administration's collective share of this market increased. Investors are using reduced mortgage insurance coverage on a higher percentage of loans that we insure than they had over the last several years.

Because most of the loans MGIC insures are sold to Fannie Mae and Freddie Mac, changes in their business practices could reduce our revenues or increase our losses.

The business practices of Fannie Mae and Freddie Mac affect the entire relationship between them and mortgage insurers and include:

- the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac's charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,
- whether Fannie Mae or Freddie Mac influence the mortgage lender's selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,
- whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a 'AAA' claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,
- the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,
- the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and
- the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

Because we participate in an industry that is intensely competitive, changes in our competitors' business practices could reduce our revenues or increase our losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but increasingly with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender's affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated by the lender. The low level of losses that has recently prevailed in the private mortgage insurance industry has encouraged competition to assume default risk through captive reinsurance arrangements, self-insurance, 80-10-10 loans and other means. In 1996, we reinsured under captive reinsurance arrangements virtually none of our primary insurance. At the end of 2001, about 24% of our risk in force was subject to captive reinsurance arrangements. The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders. Our top ten customers generated 27.0% of the new primary insurance that we wrote on a flow basis in 1997 compared to 38.4% in 2001.

Our private mortgage insurance competitors include:

- PMI Mortgage Insurance Company
- GE Capital Mortgage Insurance Corporation
- United Guaranty Residential Insurance Company
- Radian Guaranty Inc.
- Republic Mortgage Insurance Company
- Triad Guaranty Insurance Corporation
- CMG Mortgage Insurance Company

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that our policies remain in force could decline and result in declines in our revenue.

In each year, most of MGIC's premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force is an important determinant of revenues. The factors affecting the length of time our insurance remains in force include:

- the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and
- mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

While it is difficult to measure the extent of the decline, in recent years, the length of time that our policies remain in force has declined somewhat. Due to this decline, our premium revenues were lower than they would have been if the length had not declined.

If the domestic economy deteriorates, more homeowners may default and our losses may increase.

Losses result from events that reduce a borrower's ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. In recent years, due in part to the strength of the economy, we have had low losses by historical standards. A significant deterioration in economic conditions would probably increase our losses.

Our industry is subject to litigation risk.

In recent years, consumers have brought a growing number of lawsuits against home mortgage lenders and settlement service providers. As of February 2002, seven mortgage insurers, including our MGIC subsidiary, were involved in litigation alleging violations of the Real Estate Settlement Procedures Act. Our

MGIC subsidiary and two other mortgage insurers entered into an agreement to settle the cases against them in December 2000, and another mortgage insurer entered into a comparable settlement agreement in February 2002. In June 2001, the Court entered a final order approving the settlement to which we and the other two insurers are parties, although due to appeals of orders denying certain class members the right to intervene to challenge certain aspects of this settlement, the final implementation of the settlement will not occur until the appeals are resolved. We took a $23.2 million pre-tax charge in 2000 to cover our share of the estimated costs of our settlement. While our settlement includes an injunction that prohibits certain practices and specifies the basis on which other practices may be done in compliance with the Real Estate Settlement Procedures Act, we may still be subject to future litigation under the Real Estate Settlement Procedures Act.

Because we expect the pace of change in our industry and in home mortgage lending to remain high, we will be disadvantaged unless we are able to respond to new ways of doing business.

We expect the processes involved in home mortgage lending will continue to evolve through greater use of technology. This evolution could effect fundamental changes in the way home mortgages are distributed. Affiliates of lenders who are regulated depositary institutions gained expanded insurance powers under financial modernization legislation and the capital markets may emerge as providers of insurance in competition with traditional insurance companies. These trends and others increase the level of uncertainty in our business, demand rapid response to change and place a premium on innovation.

Consolidated Statement of Operations

	2001	2000	1999
	(In thousands of dollars, except per share data)		
REVENUES:			
Premiums written:			
Direct	$ 1,101,160	$ 939,482	$ 816,351
Assumed	516	847	2,215
Ceded (note 7)	(65,323)	(52,941)	(26,221)
Net premiums written	1,036,353	887,388	792,345
Decrease in unearned premiums	5,914	2,703	236
Net premiums earned (note 7)	1,042,267	890,091	792,581
Investment income, net of expenses (note 4)	204,393	178,535	153,071
Realized investment gains, net (note 4)	37,352	1,432	3,406
Other revenue	73,829	40,283	47,697
Total revenues	1,357,841	1,110,341	996,755
LOSSES AND EXPENSES:			
Losses incurred, net (notes 6 and 7)	160,814	91,723	97,196
Underwriting and other expenses	234,494	177,837	198,147
Interest expense	30,623	28,759	20,402
Litigation settlement (note 13)	–	23,221	–
Total losses and expenses	425,931	321,540	315,745
Income before tax	931,910	788,801	681,010
Provision for income tax (note 10)	292,773	246,802	210,809
Net income	$ 639,137	$ 541,999	$ 470,201
Earnings per share (note 11):			
Basic	$ 5.98	$ 5.10	$ 4.35
Diluted	$ 5.93	$ 5.05	$ 4.30

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheet

	2001	2000
	(In thousands of dollars)	
ASSETS		
Investment portfolio (note 4):		
Securities, available-for-sale, at market value:		
Fixed maturities	$ 3,888,740	$ 3,298,561
Equity securities	20,747	22,042
Short-term investments	159,960	151,592
Total investment portfolio	4,069,447	3,472,195
Cash	26,392	5,598
Accrued investment income	59,036	51,419
Reinsurance recoverable on loss reserves (note 7)	26,888	33,226
Reinsurance recoverable on unearned premiums (note 7)	8,415	8,680
Home office and equipment, net	34,762	31,308
Deferred insurance policy acquisition costs	32,127	25,839
Investments in joint ventures (note 8)	161,674	138,838
Other assets	148,271	90,678
Total assets	$ 4,567,012	$ 3,857,781
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Loss reserves (notes 6 and 7)	$ 613,664	$ 609,546
Unearned premiums (note 7)	174,545	180,724
Short- and long-term debt (note 5)	472,102	397,364
Income taxes payable	80,937	83,185
Other liabilities	205,577	122,080
Total liabilities	1,546,825	1,392,899
Contingencies (note 13)		
Shareholders' equity (note 11):		
Common stock, $1 par value, shares authorized 300,000,000; shares issued 121,110,800; outstanding 2001 – 106,086,594; 2000 – 106,825,758	121,111	121,111
Paid-in surplus	214,040	207,882
Treasury stock (shares at cost 2001 – 15,024,206; 2000 – 14,285,042)	(671,168)	(621,033)
Accumulated other comprehensive income – net of tax (note 2)	46,644	75,814
Retained earnings (note 11)	3,309,560	2,681,108
Total shareholders' equity	3,020,187	2,464,882
Total liabilities and shareholders' equity	$ 4,567,012	$ 3,857,781

See accompanying notes to consolidated financial statements.

MGIC INVESTMENT CORPORATION & SUBSIDIARIES
Years Ended December 31, 2001, 2000 and 1999

Consolidated Statement of Shareholders' Equity

	Common stock	Paid-in surplus	Treasury stock	Accumulated other comprehensive income (note 2)	Retained earnings	Comprehensive income
			(In thousands of dollars)			
Balance, December 31, 1998	$ 121,111	$ 217,022	$ (482,465)	$ 94,572	$ 1,690,351	
Net income	–	–	–	–	470,201	$ 470,201
Unrealized investment losses, net	–	–	–	(135,307)	–	(135,307)
Comprehensive income	–	–	–	–	–	$ 334,894
Dividends declared	–	–	–	–	(10,825)	
Repurchase of outstanding common shares	–	–	(200,533)	–	–	
Reissuance of treasury stock	–	(5,429)	17,291	–	–	
Balance, December 31, 1999	121,111	211,593	(665,707)	(40,735)	2,149,727	
Net income	–	–	–	–	541,999	$ 541,999
Unrealized investment gains, net	–	–	–	116,549	–	116,549
Comprehensive income	–	–	–	–	–	$ 658,548
Dividends declared	–	–	–	–	(10,618)	
Repurchase of outstanding common shares	–	–	(6,224)	–	–	
Reissuance of treasury stock	–	(3,711)	50,898	–	–	
Balance, December 31, 2000	121,111	207,882	(621,033)	75,814	2,681,108	
Net income	–	–	–	–	639,137	$ 639,137
Unrealized investment losses, net	–	–	–	(21,351)	–	(21,351)
Unrealized loss on derivatives, net (note 5)	–	–	–	(7,819)	–	(7,819)
Comprehensive income	–	–	–	–	–	$ 609,967
Dividends declared	–	–	–	–	(10,685)	
Repurchase of outstanding common shares	–	–	(73,488)	–	–	
Reissuance of treasury stock	–	(6,158)	23,353	–	–	
Balance, December 31, 2001	$ 121,111	$ 214,040	$ (671,168)	$ 46,644	$ 3,309,560	

See accompanying notes to consolidated financial statements.

Consolidated Statement of Cash Flows

	2001	2000	1999
		(In thousands of dollars)	
Cash flows from operating activities:			
Net income	$ **639,137**	$ 541,999	$ 470,201
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of deferred insurance policy acquisition costs	**22,233**	20,597	16,822
Increase in deferred insurance policy acquisition costs	**(28,521)**	(24,086)	(15,107)
Depreciation and other amortization	**8,281**	6,860	11,746
Increase in accrued investment income	**(7,617)**	(4,706)	(5,236)
Decrease in reinsurance recoverable on loss reserves	**6,338**	2,595	9,706
Decrease (increase) in reinsurance recoverable on unearned premiums	**265**	(2,050)	2,126
Increase (decrease) in loss reserves	**4,118**	(32,432)	(39,296)
Decrease in unearned premiums	**(6,179)**	(654)	(2,361)
Equity earnings in joint ventures	**(28,097)**	(18,113)	(12,700)
Other	**16,161**	61,027	19,114
Net cash provided by operating activities	**626,119**	551,037	455,015
Cash flows from investing activities:			
Purchase of equity securities	**(71)**	(14,629)	(14,035)
Purchase of fixed maturities	**(2,801,654)**	(1,807,718)	(1,223,599)
Investments in joint ventures	**(15,000)**	(19,180)	(13,599)
Proceeds from sale of equity securities	**1,685**	14,029	4,150
Proceeds from sale or maturity of fixed maturities	**2,213,289**	1,349,398	949,723
Net cash used in investing activities	**(601,751)**	(478,100)	(297,360)
Cash flows from financing activities:			
Dividends paid to shareholders	**(10,685)**	(10,618)	(10,825)
Proceeds from issuance of short- and long-term debt	**205,521**	309,079	43,000
Repayment of short- and long-term debt	**(133,384)**	(336,751)	(60,000)
Reissuance of treasury stock	**16,830**	18,699	3,912
Repurchase of common stock	**(73,488)**	(6,224)	(200,533)
Net cash provided by (used in) financing activities	**4,794**	(25,815)	(224,446)
Net increase (decrease) in cash and cash equivalents	**29,162**	47,122	(66,791)
Cash and cash equivalents at beginning of year	**157,190**	110,068	176,859
Cash and cash equivalents at end of year	$ **186,352**	$ 157,190	$ 110,068

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. *Nature of business*

MGIC Investment Corporation ("Company") is a holding company which, through Mortgage Guaranty Insurance Corporation ("MGIC") and several other subsidiaries, is principally engaged in the mortgage insurance business. The Company provides mortgage insurance to lenders throughout the United States to protect against loss from defaults on low down payment residential mortgage loans. Through certain other non-insurance subsidiaries, the Company also provides various services for the mortgage finance industry, such as contract underwriting and portfolio analysis and retention.

At December 31, 2001, the Company's direct primary insurance in force (representing the current principal balance of all mortgage loans that are currently insured) and direct primary risk in force (representing the insurance in force multiplied by the insurance coverage percentage), excluding MGIC Indemnity Corporation ("MIC"), formerly known as Wisconsin Mortgage Assurance Corporation, was approximately $183.9 billion and $45.2 billion, respectively. In addition to providing direct primary insurance coverage, the Company also insures pools of mortgage loans. The Company's direct pool risk in force at December 31, 2001 was approximately $2.0 billion. MIC's direct primary insurance in force, direct primary risk in force and direct pool risk in force was approximately $0.7 billion, $0.2 billion and $0.3 billion, respectively, at December 31, 2001. (See note 7.)

2. *Basis of presentation and summary of significant accounting policies*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements include the accounts of MGIC Investment Corporation and its wholly-owned subsidiaries. All intercompany transactions have been eliminated. The Company's 45.9% investment in Credit-Based Asset Servicing and Securitization LLC ("C-BASS") and 45.5% investment in Sherman Financial Group LLC, ("Sherman"), which are joint ventures with Radian Group Inc. and 45.8% investment in Customers Forever LLC, ("Customers Forever"), a joint venture with Marshall & Ilsley Corporation are accounted for on the equity method and recorded on the balance sheet as investments in joint ventures. The Company's equity earnings from these joint ventures are included in other revenue. (See note 8.)

The Company has certain other joint ventures and investments of an immaterial amount.

Investments

The Company categorizes its investment portfolio according to its ability and intent to hold the investments to maturity. Investments which the Company does not have the ability and intent to hold to maturity are considered to be available-for-sale and must be recorded at market and the unrealized gains or losses recognized as an increase or decrease to shareholders' equity. The Company's entire investment portfolio is classified as available-for-sale. Realized investment gains and losses are reported in income based upon specific identification of securities sold. (See note 4.)

Home office and equipment

Home office and equipment is carried at cost net of depreciation. For financial statement reporting purposes, depreciation is determined on a straight-line basis for the home office, equipment and data processing hardware over estimated lives of 45, 5 and 3 years, respectively. For income tax purposes, the Company uses accelerated depreciation methods.

Home office and equipment is shown net of accumulated depreciation of $34.9 million and $31.3 million at December 31, 2001 and 2000, respectively.

Deferred insurance policy acquisition costs

Costs associated with the acquisition of mortgage insurance business, consisting of employee compensation and other policy issuance and underwriting expenses, are initially deferred and reported as deferred acquisition costs (DAC). Because Statement of Financial Accounting Standards No. 60, Accounting and Reporting by Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DAC, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance of Statement of Financial Accounting Standards No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and Realized Gains and Losses From the Sale of Investments. This includes accruing interest on the unamortized balance of DAC. The estimates for each underwriting year are updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

During 2001, 2000 and 1999, the Company amortized $22.2 million, $20.6 million and $16.8 million, respectively, of deferred insurance policy acquisition costs.

Loss reserves

Reserves are established for reported insurance losses and loss adjustment expenses based on when notices of default on insured mortgage loans are received. Reserves are also established for estimated losses incurred on notices of default not yet reported by the lender. Consistent with industry practices, the Company does not establish loss reserves for future claims on insured loans which are not currently in default. Reserves are established by management using estimated claims rates and claims amounts in estimating the ultimate loss. Amounts for salvage recoverable are considered in the determination of the reserve estimates. Adjustments to reserve estimates are reflected in the financial statements in the years in which the adjustments are made. The liability for reinsurance assumed is based on information provided by the ceding companies.

The incurred but not reported ("IBNR") reserves result from defaults occurring prior to the close of an accounting period, but which have not been reported to the Company. Consistent with reserves for reported defaults, IBNR reserves are established using estimated claims rates and claims amounts for the estimated number of defaults not reported.

Reserves also provide for the estimated costs of settling claims, including legal and other expenses and general expenses of administering the claims settlement process. (See note 6.)

Income recognition

The insurance subsidiaries write policies which are guaranteed renewable contracts at the insured's option on a single, annual or monthly premium basis. The insurance subsidiaries have no ability to reunderwrite or reprice these contracts. Premiums written on a single premium basis and an annual premium basis are initially deferred as unearned premium reserve and earned over the policy term. Premiums written on policies covering more than one year are amortized over the policy life in accordance with the expiration of risk which is the anticipated claim payment pattern based on historical experience. Premiums written on annual policies are earned on a monthly pro rata basis. Premiums written on monthly policies are earned as coverage is provided.

Fee income of the non-insurance subsidiaries is earned and recognized as the services are provided and the customer is obligated to pay.

Income taxes

The Company and its subsidiaries file a consolidated federal income tax return. A formal tax sharing agreement exists between the Company and its subsidiaries. Each subsidiary determines income taxes based upon the utilization of all tax deferral elections available. This assumes tax and loss bonds are purchased and held to the extent they would have been purchased and held on a separate company basis since the tax sharing agreement provides that the redemption or non-purchase of such bonds shall not increase such member's separate taxable income and tax liability on a separate company basis.

Federal tax law permits mortgage guaranty insurance companies to deduct from taxable income, subject to certain limitations, the amounts added to contingency loss reserves. Generally, the amounts so deducted must be included in taxable income in the tenth subsequent year. The deduction is allowed only to the extent that U.S. government non-interest bearing tax and loss bonds are purchased and held in an amount equal to the tax benefit attributable to such deduction. The Company accounts for these purchases as a payment of current federal income taxes.

Deferred income taxes are provided under the liability method which recognizes the future tax effects of temporary differences between amounts reported in the financial statements and the tax bases of these items. The expected tax effects are computed at the current federal tax rate. (See note 10.)

Benefit plans

The Company has a non-contributory defined benefit pension plan covering substantially all employees. Retirement benefits are based on compensation and years of service. The Company's policy is to fund pension cost as required under the Employee Retirement Income Security Act of 1974. (See note 9.)

The Company accrues the estimated costs of retiree medical and life benefits over the period during which employees render the service that qualifies them for benefits. The Company offers both medical and dental benefits for retired employees and their spouses. Benefits are generally funded on a pay-as-you-go basis. (See note 9.)

Reinsurance

Loss reserves and unearned premiums are reported before taking credit for amounts ceded under reinsurance treaties. Ceded loss reserves are reflected as "Reinsurance recoverable on loss reserves." Ceded unearned premiums are reflected as "Reinsurance recoverable on unearned premiums." The Company remains contingently liable for all reinsurance ceded. (See note 7.)

Earnings per share

The Company's basic and diluted earnings per share ("EPS") have been calculated in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. The Company's net income is the same for both basic and diluted EPS. Basic EPS is based on the weighted-average number of common shares outstanding. Diluted EPS is based on the weighted-average number of common shares outstanding and common stock equivalents which would arise from the exercise of stock options. The following is a reconciliation of the weighted-average number of shares used for basic EPS and diluted EPS. (See note 11.)

	Years Ended December 31,		
	2001	2000	1999
	(shares in thousands)		
Weighted-average shares – Basic EPS	106,941	106,202	108,061
Common stock equivalents	854	1,058	1,197
Weighted-average shares – Diluted EPS	107,795	107,260	109,258

Statement of cash flows

For purposes of the consolidated statement of cash flows, the Company considers short-term investments to be cash equivalents, as short-term investments have original maturities of three months or less.

Comprehensive income

The Company's total comprehensive income, as calculated per SFAS No. 130, Reporting Comprehensive Income, was as follows:

	Years Ended December 31,		
	2001	2000	1999
	(In thousands of dollars)		
Net income	$ 639,137	$ 541,999	$ 470,201
Other comprehensive (loss) income	(29,170)	116,549	(135,307)
Total comprehensive income	$ 609,967	$ 658,548	$ 334,894
Other comprehensive (loss) income (net of tax):			
Cumulative effect – FAS 133	$ (5,982)	$ N/A	$ N/A
Net derivative losses	(2,919)	N/A	N/A
Amortization of deferred losses	1,082	N/A	N/A
FAS 115	(21,351)	116,549	(135,307)
Comprehensive income	$ (29,170)	$ 116,549	$ (135,307)

The difference between the Company's net income and total comprehensive income for the years ended December 31, 2001, 2000 and 1999 is due to the change in unrealized appreciation/depreciation on investments, the cumulative effect of the adoption of SFAS No. 133 and the market value adjustment of the hedges, all net of tax.

Recent accounting pronouncements

The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), effective January 1, 2001. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. The adoption of SFAS 133 did not have a significant effect on the Company's results of operations or its financial position due to its limited use of derivative instruments. (See note 5.)

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets. SFAS 141 is effective for all business combinations initiated after June 30, 2001 and SFAS 142 is effective for fiscal years beginning after December 15, 2001.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which is effective for fiscal years beginning after December 15, 2001.

Management does not anticipate adoption of these pronouncements will have a significant effect on the Company's results of operations or its financial position.

Reclassifications

Certain reclassifications have been made in the accompanying financial statements to 2000 and 1999 amounts to allow for consistent financial reporting.

3. Related party transactions

The Company provided certain services to C-BASS and Customers Forever in 2001, 2000 and 1999 in exchange for an immaterial amount of fees. In addition, C-BASS provided certain services to the Company during 2001, 2000 and 1999 in exchange for an immaterial amount of fees.

4. *Investments*

The following table summarizes the Company's investments at December 31, 2001 and 2000:

	Amortized Cost	Market Value	Financial Statement Value
	(In thousands of dollars)		
At December 31, 2001:			
Securities, available-for-sale:			
Fixed maturities	$ 3,804,274	$ 3,888,740	$ 3,888,740
Equity securities	21,481	20,747	20,747
Short-term investments	159,901	159,960	159,960
Total investment portfolio	$ 3,985,656	$ 4,069,447	$ 4,069,447
At December 31, 2000:			
Securities, available-for-sale:			
Fixed maturities	$ 3,182,063	$ 3,298,561	$ 3,298,561
Equity securities	21,903	22,042	22,042
Short-term investments	151,592	151,592	151,592
Total investment portfolio	$ 3,355,558	$ 3,472,195	$ 3,472,195

The amortized cost and market value of investments at December 31, 2001 are as follows:

December 31, 2001:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(In thousands of dollars)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 307,761	$ 3,486	$ (5,799)	$ 305,448
Obligations of states and political subdivisions	2,998,688	85,336	(14,513)	3,069,511
Corporate securities	564,659	15,201	(1,497)	578,363
Mortgage-backed securities	79,082	1,089	–	80,171
Debt securities issued by foreign sovereign governments	13,985	1,222	–	15,207
Total debt securities	3,964,175	106,334	(21,809)	4,048,700
Equity securities	21,481	–	(734)	20,747
Total investment portfolio	$ 3,985,656	$ 106,334	$ (22,543)	$ 4,069,447

The amortized cost and market value of investments at December 31, 2000 are as follows:

December 31, 2000:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(In thousands of dollars)			
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 220,168	$ 6,033	$ (592)	$ 225,609
Obligations of states and political subdivisions	2,382,766	106,776	(1,226)	2,488,316
Corporate securities	715,115	12,152	(7,282)	719,985
Mortgage-backed securities	1,648	9	–	1,657
Debt securities issued by foreign sovereign governments	13,958	628	–	14,586
Total debt securities	3,333,655	125,598	(9,100)	3,450,153
Equity securities	21,903	757	(618)	22,042
Total investment portfolio	$ 3,355,558	$ 126,355	$ (9,718)	$ 3,472,195

The amortized cost and market values of debt securities at December 31, 2001, by contractual maturity, are shown below. Debt securities consist of fixed maturities and short-term investments. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Market Value
	(In thousands of dollars)	
Due in one year or less	$ 225,653	$ 226,632
Due after one year through five years	810,272	835,696
Due after five years through ten years	1,239,608	1,257,389
Due after ten years	1,609,560	1,648,812
	3,885,093	3,968,529
Mortgage-backed securities	79,082	80,171
Total at December 31, 2001	$ 3,964,175	$ 4,048,700

Net investment income is comprised of the following:

	2001	2000	1999
	(In thousands of dollars)		
Fixed maturities	$ 195,821	$ 167,810	$ 144,614
Equity securities	2,953	1,279	975
Short-term investments	6,863	10,673	8,865
Other	495	341	46
Investment income	206,132	180,103	154,500
Investment expenses	(1,739)	(1,568)	(1,429)
Net investment income	$ 204,393	$ 178,535	$ 153,071

The net realized investment gains (losses) and change in net unrealized appreciation (depreciation) of investments are as follows:

	2001	2000	1999
	(In thousands of dollars)		
Net realized investment gains (losses), on sale of investments:			
Fixed maturities	$ 38,199	$ 1,440	$ 3,409
Equity securities	(876)	–	–
Short-term investments	29	(8)	(3)
	37,352	1,432	3,406
Change in net unrealized appreciation (depreciation):			
Fixed maturities	(32,032)	182,387	(208,338)
Equity securities	(873)	(3,084)	179
Short-term investments	59	–	–
	(32,846)	179,303	(208,159)
Net realized investment gains (losses) and change in net unrealized appreciation (depreciation)	$ 4,506	$ 180,735	$ (204,753)

The gross realized gains and the gross realized losses on sales of available-for-sale securities were $50.8 million and $13.4 million, respectively, in 2001, $18.2 million and $16.8 million, respectively, in 2000 and $14.5 million and $11.1 million, respectively, in 1999.

The tax (benefit) expense of the changes in net unrealized (depreciation) appreciation was ($11.5) million, $62.8 million and ($72.9) million for 2001, 2000 and 1999, respectively.

5. *Short- and long-term debt*

During the first quarter of 2001, the Company established a $200 million commercial paper program, which was rated 'A-1' by Standard and Poors ("S&P") and 'P-1' by Moody's. At December 31, 2001, the Company had $172.1 million in commercial paper outstanding with a weighted average interest rate of 1.91%.

The Company has a $200 million credit facility available at December 31, 2001, with $100 million expiring in 2003 and $100 million expiring in 2004. Under the terms of the credit facilities, the Company must maintain shareholders' equity of at least $1 billion and MGIC must maintain a claims paying ability rating of 'AA-' or better with S&P. At December 31, 2001, the Company had shareholders' equity of $3.02 billion and MGIC had a claims paying ability rating of 'AA+' from S&P. These facilities are currently being used as liquidity back-up facilities for the outstanding commercial paper. The remaining credit available under these facilities after reduction for the amount necessary to support the commercial paper was $27.9 million at December 31, 2001. The Company had $98 million outstanding under the credit facility at December 31, 2000.

In June of 2000, the Company filed a $500 million public debt shelf registration statement. During the fourth quarter of 2000, the Company issued, in public offerings, $300 million, $7^1/_2$% Senior Notes due in 2005. The notes are unsecured and were rated 'A1' by Moody's and 'A+' by S&P. The Company had Senior Notes outstanding of $300 million at December 31, 2001 and 2000.

Interest payments on all long-term debt were $26.9 million, $25.5 million and $22.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the market value of the long-term debt is $492.6 million.

The Company uses interest rate swaps to hedge interest rate exposure associated with its short- and long-term debt. During 1999, the Company utilized three interest rate swaps, each with a notional amount of $100 million, to reduce and manage interest rate risk on a portion of the variable rate debt under the credit facilities. The notional amount of $100 million represents the stated principal balance used for calculating payments. The Company received and paid amounts based on rates that were both fixed and variable. Earnings on the swaps during 1999, of approximately $3.8 million, were netted against interest expense.

In 2000, two of the swaps were amended and designated as fair-value hedges which qualified for short-cut accounting. The Company paid an interest rate based on LIBOR and received a fixed rate of 7.5% to hedge the 5-year Senior Notes issued in the fourth quarter of 2000. These swaps were terminated in September 2001. The gain on termination is being amortized over the remaining life of the underlying debt. The remaining swap was also amended during 2000 and designated as a cash flow hedge. Under the terms of the swap contract, the Company pays a fixed rate of 6.79% and receives an interest rate based on LIBOR. The swap has an expiration date coinciding with the maturity of the credit facilities and is designated as a hedge. Gains or losses arising from the amendment or termination of interest rate swaps are deferred and amortized to interest expense over the life of the hedged items. Earnings on the swaps during 2000 of approximately $0.3 million were netted against interest expense. Expenses on the swaps during 2001, of approximately $3.7 million, were included in interest expense. The swap outstanding at December 31, 2001 is evaluated quarterly using regression analysis with any ineffectiveness being recorded as an expense. To date this evaluation has not resulted in any hedge ineffectiveness. The swaps are subject to credit risk to the extent the counterparty would be unable to discharge its obligations under the swap agreements.

6. *Loss reserves*

Loss reserve activity was as follows:

	2001	2000	1999
	(In thousands of dollars)		
Reserve at beginning of year	$ 609,546	$ 641,978	$ 681,274
Less reinsurance recoverable	33,226	35,821	45,527
Net reserve at beginning of year	576,320	606,157	635,747
Reserve transfer (1)	–	85	833
Adjusted reserve at beginning of year	576,320	606,242	636,580
Losses incurred:			
Losses and LAE incurred in respect of default notices received in:			
Current year	372,940	320,769	333,193
Prior years (2)	(212,126)	(229,046)	(235,997)
Subtotal	160,814	91,723	97,196
Losses paid:			
Losses and LAE paid in respect of default notices received in:			
Current year	14,047	9,044	7,601
Prior years	136,311	112,601	120,018
Subtotal	150,358	121,645	127,619
Net reserve at end of year	586,776	576,320	606,157
Plus reinsurance recoverables	26,888	33,226	35,821
Reserve at end of year	$ 613,664	$ 609,546	$ 641,978

(1) Received in conjunction with the cancellation of certain reinsurance treaties. (See note 7.)

(2) A negative number for a prior year indicates a redundancy of loss reserves, and a positive number for a prior year indicates a deficiency of loss reserves.

The top portion of the table above shows losses incurred on default notices received in the current year and in prior years, respectively. The amount of losses incurred relating to default notices received in the current year represents the estimated amount to be ultimately paid on such default notices. The amount of losses incurred relating to default notices received in prior years represents an adjustment made in the current year for defaults which were included in the loss reserve at the end of the prior year.

Current year losses incurred increased from 2000 to 2001 primarily due to an increase in the primary notice inventory related to bulk default activity, the maturation of the 1998 and 1999 books of business and defaults arising from the early development of the 2000 book of business. The primary insurance notice inventory increased from 37,422 at December 31, 2000 to 54,653 at December 31, 2001 and pool insurance notice inventory increased from 18,209 at December 31, 2000 to 23,623 at December 31, 2001. Included in the notice inventory was the bulk notice inventory of 18,460 at December 31, 2001 and 7,533 at December 31, 2000. The default rate at December 31, 2001 was 3.46% compared to 2.58% at December 31, 2000. Excluding bulk defaults, the default rates were 2.65% and 2.19% at December 31, 2001 and 2000, respectively. The default rates on bulk loans were 8.59% and 9.02% at December 31, 2001 and 2000, respectively. The average claim paid for 2001 was $18,607 compared to $18,977 in 2000.

The favorable development of the reserves in 2001, 2000 and 1999 is reflected in the prior year line, and results from the actual claim rates and actual claim amounts being lower than those estimated by the Company when originally establishing the reserve at December 31, 2000, 1999 and 1998, respectively.

The lower portion of the table above shows the breakdown between claims paid on default notices received in the current year and default notices received in prior years. Since it takes, on average, about twelve months for a default which is not cured to develop into a paid claim, most losses paid relate to default notices received in prior years.

7. *Reinsurance*

The Company cedes a portion of its business to reinsurers and records assets for reinsurance recoverable on estimated reserves for unpaid losses and unearned premiums. Business written between 1985 and 1993 is ceded under various quota share reinsurance agreements with several reinsurers. The Company receives a ceding commission in connection with this reinsurance. Beginning in 1997, the Company has ceded business to captive reinsurance subsidiaries of certain mortgage lenders primarily under excess of loss reinsurance agreements.

The reinsurance recoverable on loss reserves and the reinsurance recoverable on unearned premiums primarily represent amounts recoverable from large international reinsurers. The Company monitors the financial strength of its reinsurers including their claims paying ability rating and does not currently anticipate any collection problems. Generally, reinsurance recoverables on loss reserves and unearned premiums are backed by trust funds or letters of credit. No reinsurer represents more than $10 million of the aggregate amount recoverable. As a result of the purchase of MIC on December 31, 1998, reinsurance recoverable on loss reserves as shown in the Consolidated Balance Sheet includes approximately $11 million and $15 million of reinsured loss reserves at December 31, 2001 and December 31, 2000, respectively.

The effect of reinsurance on premiums earned and losses incurred is as follows:

	2001	2000	1999
		(In thousands of dollars)	
Premiums earned:			
Direct	$ 1,107,168	$ 939,981	$ 819,485
Assumed	686	999	1,442
Ceded	(65,587)	(50,889)	(28,346)
Net premiums earned	$ 1,042,267	$ 890,091	$ 792,581
Losses incurred:			
Direct	$ 157,360	$ 93,218	$ 94,920
Assumed	(123)	35	(1,332)
Ceded	3,577	(1,530)	3,608
Net losses incurred	$ 160,814	$ 91,723	$ 97,196

8. *Investments in joint ventures*

C-BASS engages in the acquisition and resolution of delinquent single-family residential mortgage loans ("mortgage loans"). C-BASS also purchases and sells mortgage-backed securities ("mortgage securities"), interests in real estate mortgage investment conduit residuals and performs mortgage loan servicing. In addition, C-BASS issues mortgage-backed debt securities collateralized by mortgage loans and mortgage securities. Substantially all of C-BASS's mortgage-related assets do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of C-BASS. Market value adjustments could impact the Company's share of C-BASS's results of operations.

Total combined assets of C-BASS at December 31, 2001 and 2000 were approximately $1.3 billion and $1.0 billion, respectively, of which approximately $1,071 million and $867 million, respectively, were mortgage-related assets, including open trades. Total liabilities at December 31, 2001 and 2000 were approximately $981 million and $765 million, respectively, of which approximately $938 million and $746 million, respectively, were funding arrangements, including accrued interest. For the years ended December 31, 2001 and 2000, revenues of approximately $216 million and $153 million, respectively, and expenses of approximately $130 million and $97 million, respectively, resulted in income before tax of approximately $86 million and $56 million, respectively. The Company's investment in C-BASS on an equity basis at December 31, 2001 was $127.8 million.

Sherman is engaged in the business of purchasing, servicing and securitizing delinquent unsecured consumer assets such as credit card loans and Chapter 13 bankruptcy debt. A substantial portion of Sherman's consolidated assets are investments in receivable portfolios that do not have readily ascertainable market values and as a result their value for financial statement purposes is estimated by the management of Sherman. Market value adjustments could impact the Company's share of Sherman's results of operations. The Company's investment in Sherman on an equity basis at December 31, 2001 was $36.1 million.

The Company expects that it will provide additional funding to the joint ventures.

9. *Benefit plans*

The following tables provide reconciliations of the changes in the benefit obligation, fair value of plan assets and funded status of the pension and other postretirement benefit plans:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(In thousands of dollars)			
Reconciliation of benefit obligation:				
Benefit obligation at beginning of year	$ 74,182	$ 69,971	$ 27,924	$ 24,512
Service cost	5,113	4,734	2,065	1,943
Interest cost	5,518	4,885	2,056	1,831
Plan transfer	1,202	–	–	–
Actuarial loss (gain)	6,838	(4,341)	5,336	(18)
Benefits paid	(1,224)	(1,067)	(649)	(344)
Benefit obligation at end of year	$ 91,629	$ 74,182	$ 36,732	$ 27,924
Reconciliation of fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 86,285	$ 86,848	$ 13,556	$ 13,330
Actual return on plan assets	(4,385)	(1,627)	(1,095)	(524)
Employer contributions	9,483	2,131	1,641	750
Benefits paid	(1,224)	(1,067)	–	–
Fair value of plan assets at end of year	$ 90,159	$ 86,285	$ 14,102	$ 13,556
Reconciliation of funded status:				
Benefit obligation at end of year	$ (91,629)	$ (74,182)	$ (36,732)	$ (27,924)
Fair value of plan assets at end of year	90,159	86,285	14,102	13,556
Funded status at end of year	(1,470)	12,103	(22,630)	(14,368)
Unrecognized net actuarial loss (gain)	8,935	(7,977)	4,075	(3,426)
Unrecognized net transition obligation	–	–	5,829	6,359
Unrecognized prior service cost	2,864	2,176	–	–
Prepaid (accrued) benefit cost	$ 10,329	$ 6,302	$ (12,726)	$ (11,435)

The following table provides the components of net periodic benefit cost for the pension and other postretirement benefit plans:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(In thousands of dollars)					
Service cost	$ 5,113	$ 4,734	$ 5,869	$ 2,065	$ 1,943	$ 2,041
Interest cost	5,518	4,885	4,677	2,056	1,831	1,644
Expected return on plan assets	(6,350)	(6,496)	(5,543)	(1,016)	(1,009)	(844)
Recognized net actuarial gain	(27)	(520)	–	(54)	(146)	(17)
Amortization of transition obligation	–	32	32	530	530	530
Amortization of prior service cost	232	183	183	–	–	–
Net periodic benefit cost	$ 4,486	$ 2,818	$ 5,218	$ 3,581	$ 3,149	$ 3,354

The assumptions used in the measurement of the Company's pension and other postretirement benefit obligations are shown in the following table:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Weighted-average interest rate assumptions as of December 31:						
Discount rate	7.0%	7.5%	7.5%	7.0%	7.5%	7.5%
Expected return on plan assets	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase	6.0%	6.0%	6.0%	N/A	N/A	N/A

Plan assets consist of fixed maturities and equity securities. The Company is amortizing the unrecognized transition obligation for other postretirement benefits over 20 years.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is:

Medical Pre 65	9.0% for 2001 graded down by 0.5% to 6.0% in 2007 and remaining level thereafter.
Medical Post 65	9.0% for 2001 graded down by 0.5% to 6.0% in 2007 and remaining at 6.0% thereafter.
Dental	6.0% per year.

A 1% change in the health care trend rate assumption would have the following effects on other postretirement benefits:

	1-Percentage Point Increase	1-Percentage Point Decrease
	(In thousands of dollars)	
Effect on total service and interest cost components	$ 844	$ (721)
Effect on postretirement benefit obligation	6,896	(5,966)

The Company has a profit sharing and 401(k) savings plan for employees. At the discretion of the Board of Directors, the Company may make a profit sharing contribution of up to 5% of each participant's compensation. The Company provides a matching 401(k) savings contribution on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Profit sharing costs and the Company's matching contributions to the 401(k) savings plan were $5.8 million, $4.7 million and $5.3 million in 2001, 2000 and 1999, respectively.

10. Income taxes

The components of the net deferred tax liability as of December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands of dollars)	
Unearned premium reserves	$ (11,269)	$ (12,054)
Deferred policy acquisition costs	11,244	9,044
Loss reserves	(4,009)	(6,368)
Unrealized appreciation in investments	25,116	40,822
Contingency reserve	50,018	51,330
Mortgage investments	45,966	16,499
Litigation settlement	(7,918)	(8,128)
Other, Net	(2,698)	(9,364)
Net deferred tax liability	$ 106,450	$ 81,781

At December 31, 2001, gross deferred tax assets and liabilities amount to $70.8 million and $177.2 million, respectively. Management believes that all gross deferred tax assets at December 31, 2001 are fully realizable and no valuation reserve is established.

The following summarizes the components of the provision for income tax:

	2001	2000	1999
		(In thousands of dollars)	
Federal:			
Current	$ 248,679	$ 208,949	$ 179,423
Deferred	40,376	34,476	28,874
State	3,718	3,377	2,512
Provision for income tax	$ 292,773	$ 246,802	$ 210,809

The Company paid $271.3 million, $199.9 million and $173.1 million in federal income tax in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Company owned $1,004.3 million and $838.0 million, respectively, of tax and loss bonds.

The reconciliation of the tax provision computed at the federal tax rate of 35% to the reported provision for income tax is as follows:

	2001	2000	1999
		(In thousands of dollars)	
Tax provision computed at federal tax rate	$ 326,169	$ 276,080	$ 238,354
(Decrease) increase in tax provision resulting from:			
Tax exempt municipal bond interest	(35,715)	(32,350)	(31,851)
Other, net	2,319	3,072	4,306
Provision for income tax	$ 292,773	$ 246,802	$ 210,809

11. Shareholders' equity and dividend restrictions

The Company's insurance subsidiaries are subject to statutory regulations as to maintenance of policyholders' surplus and payment of dividends. The maximum amount of dividends that the insurance subsidiaries may pay in any twelve-month period without regulatory approval by the Office of the Commissioner of Insurance of the State of Wisconsin ("OCI") is the lesser of adjusted statutory net income or 10% of statutory policyholders' surplus as of the preceding calendar year end. Adjusted statutory net income is defined for this purpose to be the greater of statutory net income, net of realized investment gains, for the calendar year preceding the date of the dividend or statutory net income, net of realized investment gains, for the three calendar years preceding the date of the dividend less dividends paid within the first two of the preceding three calendar years. In 2002, MGIC can pay $137.4 million of dividends and the other insurance subsidiaries of the Company can pay $7.8 million of dividends without such regulatory approval.

Certain of the Company's non-insurance subsidiaries also have requirements as to maintenance of net worth. These restrictions could also affect the Company's ability to pay dividends.

In 2001, 2000 and 1999, the Company paid dividends of $10.7 million, $10.6 million and $10.8 million, respectively, or $0.10 per share in 2001, 2000 and 1999.

The principles used in determining statutory financial amounts differ from generally accepted accounting principles ("GAAP"), primarily for the following reasons:

Under statutory accounting practices, mortgage guaranty insurance companies are required to maintain contingency loss reserves equal to 50% of premiums earned. Such amounts cannot be withdrawn for a period of ten years except as permitted by insurance regulations. Contingency loss reserves are not reflected as liabilities under GAAP.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned commensurate with the expiration of risk.

Under statutory accounting practices, purchases of tax and loss bonds are accounted for as investments. Under GAAP, purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability and intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

The statutory net income, equity and the contingency reserve liability of the insurance subsidiaries (excluding the non-insurance companies) are as follows:

Year Ended December 31,	Net Income	Equity	Contingency Reserve
	(In thousands of dollars)		
2001	$ 426,294	$ 1,451,808	$ 3,039,332
2000	348,137	991,343	2,616,653
1999	296,287	637,234	2,253,418

The differences between the statutory net income and equity presented above for the insurance subsidiaries and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices, and the effect of the treasury shares on consolidated equity.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaces the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting as of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and also changes current statutory accounting in other areas. The OCI has adopted the Codification guidance, effective January 1, 2001. The effect of the adoption has not had a material impact on the Company's insurance subsidiaries' statutory surplus. The most significant change affecting surplus is the requirement to record deferred income taxes.

The Company has a stock option plan which permits certain officers and employees to purchase common stock at specified prices. A summary of activity in the stock option plans during 1999, 2000 and 2001 is as follows:

	Average Exercise Price	Shares Subject to Option
Outstanding, December 31, 1998	$ 24.87	3,193,924
Granted	42.29	791,750
Exercised	8.74	(413,930)
Canceled	45.94	(25,480)
Outstanding, December 31, 1999	30.52	3,546,264
Granted	45.40	954,000
Exercised	16.91	(1,080,208)
Canceled	37.96	(35,060)
Outstanding, December 31, 2000	38.96	3,384,996
Granted	57.90	533,750
Exercised	29.28	(555,952)
Canceled	44.15	(25,107)
Outstanding, December 31, 2001	43.56	3,337,687

The exercise price of the options granted in 1999, 2000 and 2001 was equal to the market value of the stock on the date of grant. The options are exercisable between one and ten years after the date of grant. At December 31, 2001, 1,270,959 shares were available for future grant under the stock option plan.

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Had compensation cost for the Company's stock option plan been determined based on the fair value method described by SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

	Year Ended December 31,		
	2001	2000	1999
Net income	$ 625,654	$ 530,625	$ 464,793
Earnings per share:			
Basic	$ 5.85	$ 5.00	$ 4.30
Diluted	$ 5.80	$ 4.95	$ 4.25

The fair value of these options was estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions for each year:

	Grants Issued in Year Ended December 31,		
	2001	2000	1999
Risk free interest rate	5.10%	6.75%	5.18%
Expected life	5.0 years	6.8 years	5.4 years
Expected volatility	39.64%	33.62%	33.55%
Expected dividend yield	0.16%	0.15%	0.16%
Fair value of each option	$24.43	$21.96	$16.70

The following is a summary of stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Shares	Remaining Average Life (yrs.)	Average Exercise Price	Shares	Average Exercise Price
$9.63–$20.88	157,100	2.1	$ 15.65	157,100	$ 15.65
$26.69–$47.31	2,531,437	6.7	41.29	1,240,368	38.38
$53.70–$68.63	649,150	8.4	59.17	89,300	64.50
Total	3,337,687	6.8	43.56	1,486,768	37.55

At December 31, 2000 and 1999, option shares of 1,229,038 and 1,721,204 were exercisable at an average exercise price of $31.93 and $20.03, respectively. The Company also granted an immaterial amount of equity instruments other than options during 1999, 2000 and 2001.

The Company adopted a Shareholder Rights Plan on July 22, 1999. Under terms of the plan, on August 9, 1999, Common Share Purchase Rights were distributed as a dividend at the rate of one Common Share Purchase Right for each outstanding share of the Company's Common Stock. The "Distribution Date" occurs ten days after an announcement that a person has acquired 15 percent or more of the Company's Common Stock (the date on which such an acquisition occurs is the "Shares Acquisition Date" and a person who makes such an acquisition is an "Acquiring Person"), or ten business days after a person announces or begins a tender offer in which consummation of such offer would result in ownership by a person of 15 percent or more of the Common Stock. The Rights are not exercisable until the Distribution Date. Each Right will initially entitle shareholders to buy one-half of one share of the Company's Common Stock at a Purchase Price of $225 per full share (equivalent to $112.50 for each one-half share), subject to adjustment. If there is an Acquiring Person, then each Right (subject to certain limitations) will entitle its holder to purchase, at the Rights' then-current Purchase Price, a number of shares of Common Stock of the Company (or if after the Shares Acquisition Date, the Company is acquired in a business combination, common shares of the acquirer) having a market value at the time equal to twice the Purchase Price. The Rights will expire on July 22, 2009, subject to extension. The Rights are redeemable at a price of $0.001 per Right at any time prior to the time a person becomes an Acquiring Person. Other than certain amendments, the Board of Directors may amend the Rights in any respect without the consent of the holders of the Rights.

12. Leases

The Company leases certain office space as well as data processing equipment and autos under operating leases that expire during the next seven years. Generally, all rental payments are fixed.

Total rental expense under operating leases was $6.7 million, $5.3 million and $5.5 million in 2001, 2000 and 1999, respectively.

At December 31, 2001, minimum future operating lease payments are as follows (in thousands of dollars):

2002	$	5,709
2003		4,519
2004		2,131
2005		1,047
2006		232
2007 and thereafter		0
Total	$	13,638

13. Contingencies and litigation settlement

The Company is involved in litigation in the ordinary course of business. In the opinion of management, the ultimate resolution of this pending litigation will not have a material adverse effect on the financial position or results of operations of the Company.

In addition, in June 2001, the Federal District Court for the Southern District of Georgia, before which Downey et. al. v. MGIC is pending, issued a final order approving a settlement agreement and certified a nationwide class of borrowers. In the fourth quarter of 2000, the Company recorded a $23.2 million charge to cover the estimated costs of the settlement, including payments to borrowers. Due to appeals of related orders denying certain class members the right to intervene to challenge certain aspects of the settlement in Downey and two related cases, payments to borrowers in the settlement are delayed pending the outcome of the appeals. The settlement includes an injunction that prohibits certain practices and specifies the basis on which agency pool insurance, captive mortgage reinsurance, contract underwriting and other products may be provided in compliance with the Real Estate Settlement Procedures Act.

The complaint in the case alleges that MGIC violated the Real Estate Settlement Procedures Act by providing agency pool insurance, captive mortgage reinsurance, contract underwriting and other products that were not properly priced, in return for the referral of mortgage insurance. The complaint seeks damages of three times the amount of the mortgage insurance premiums that have been paid and that will be paid at the time of judgment for the mortgage insurance found to be involved in a violation of the Real Estate Settlement Procedures Act. The complaint also seeks injunctive relief, including prohibiting MGIC from receiving future premium payments. If the settlement is not fully implemented, the litigation will continue. In these circumstances, there can be no assurance that the ultimate outcome of the litigation will not materially affect the Company's financial position or results of operations.

Report of Independent Accountants

To the Board of Directors & Shareholders of
MGIC Investment Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of MGIC Investment Corporation and Subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
January 9, 2002

Unaudited quarterly financial data

2001	Quarter First	Second	Third	Fourth	2001 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 229,588	$ 256,903	$ 271,006	$ 278,856	$ 1,036,353
Net premiums earned	241,182	257,372	264,780	278,933	1,042,267
Investment income, net of expenses	50,045	51,566	51,021	51,761	204,393
Losses incurred, net	29,377	36,304	43,468	51,665	160,814
Underwriting and other expenses, net	51,654	58,524	58,317	65,999	234,494
Net income	157,924	161,218	158,992	161,003	639,137
Earnings per share (a):					
Basic	1.48	1.51	1.48	1.51	5.98
Diluted	1.46	1.49	1.47	1.50	5.93

2000	Quarter First	Second	Third	Fourth	2000 Year
	(In thousands of dollars, except per share data)				
Net premiums written	$ 199,320	$ 220,814	$ 236,208	$ 231,046	$ 887,388
Net premiums earned	210,104	218,434	229,208	232,345	890,091
Investment income, net of expenses	40,609	42,731	46,125	49,070	178,535
Losses incurred, net	22,615	22,540	21,442	25,126	91,723
Underwriting and other expenses, net	47,008	46,198	40,055	44,576	177,837
Litigation settlement	–	–	–	23,221	23,221
Net income	127,220	136,103	146,355	132,321	541,999
Earnings per share (a):					
Basic	1.20	1.28	1.38	1.24	5.10
Diluted	1.19	1.27	1.36	1.23	5.05

(a) Due to the use of weighted average shares outstanding when calculating earnings per share, the sum of the quarterly per share data may not equal the per share data for the year.

Directors

James A. Abbott
Chairman and Principal
American Security Mortgage Corp.
Charlotte, NC
A mortgage banking company

Mary K. Bush
President
Bush & Company
Washington, D.C.
An international financial advisory firm

Karl E. Case
Professor of Economics
Wellesley College
Wellesley, MA

Curt S. Culver
President and Chief Executive Officer
MGIC Investment Corporation
Milwaukee, WI

David S. Engelman
Interim Chief Executive Officer
Fleetwood Enterprises, Inc.
Riverside, CA
A manufacturer of recreational vehicles and manufactured housing

Thomas M. Hagerty
Managing Director
Thomas H. Lee Company
Boston, MA
A private investment firm

Kenneth M. Jastrow, II
Chairman and Chief Executive Officer
Temple-Inland Inc.
Austin, TX
A holding company with interests in paper, forest products and financial services

Daniel P. Kearney
Business Consultant and Private Investor
Marblehead, MA

Michael E. Lehman
Executive Vice President and Chief Financial Officer
Sun Microsystems, Inc.
Palo Alto, CA
A provider of computer systems and professional support services

Sheldon B. Lubar
Chairman
Lubar & Co. Incorporated
Milwaukee, WI
A private investment and management firm

William A. McIntosh
Adjunct Faculty Member
Howard University
Washington, D.C.

Leslie M. Muma
President and Chief Executive Officer
Fiserv, Inc.
Brookfield, WI
A financial industry automation products and services company

Officers

MGIC Investment Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

Senior Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

Patrick Sinks
Controller and Chief Accounting Officer

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice President
James A. Karpowicz
Treasurer

Mortgage Guaranty Insurance Corporation

President and Chief Executive Officer
Curt S. Culver

Executive Vice Presidents
John D. Fisk
Strategic Planning

J. Michael Lauer
Chief Financial Officer

James S. MacLeod
Field Operations

Lawrence J. Pierzchalski
Risk Management

Lou T. Zellner
Corporate Development

Senior Vice Presidents
Jeffrey H. Lane
General Counsel and Secretary

Michael G. Meade
Information Services

Patrick Sinks
Controller and Chief Accounting Officer

Steven T. Snodgrass
Capital Markets

Joseph J. Ziino, Jr.
Regulatory Relations, Associate General Counsel and Assistant Secretary

Vice Presidents
Gary A. Antonovich
Internal Audit

Stephen L. Blose
Corporate Development

Norman E. Christman
National Accounts

Mark F. Conrad
National Accounts

Stephen M. Dempsey
Sales

Larry M. Dew, Jr.
National Accounts

Thomas A. Drew
Claims

Sandra K. Dunst
Capital Markets Operations

Henry W. Duvall, Jr.
Managing Director

Carla A. Gallas
Field Operations

David A. Greco
National Accounts

Frank E. Hilliard
Managing Director

Steven F. Himebauch
National Accounts

James J. Hlavacek
National Accounts

James J. Hughes
Managing Director

W. Thomas Hughes
Managing Director

Malcom T. Hurst
Sales

James A. Karpowicz
Treasurer

Joseph J. Komanecki
Tax

John D. Ludwick
Human Resources

Robin D. Mallory
Managing Director

Mark E. Marple
Mortgage Banking Strategies

James A. McGinnis
Investor Relations

Salvatore A. Miosi
Information Services

Charlotte L. Reed
Information Services

Eric L. Rice
Sales

John R. Schroeder
Credit Policy

Dan D. Stilwell
Assistant General Counsel and Assistant Secretary

James R. Stirling
Information Services

Thomas B. Theobald
National Accounts

Steven M. Thompson
Risk Management

Bernhard W. Verhoeven
Risk Management

Cheryl L. Webb
Marketing

E. Stephen White
Managing Director

John S. Wiseman
Managing Director

Jerry L. Wormmeester
Sales

Terrance R. Wright
Regulatory Relations

Michael J. Zimmerman
Mortgage Banking Strategies

Shareholder Information

The Annual Meeting
The Annual Meeting of Shareholders of MGIC Investment Corporation will convene at 9 a.m. Central Time on May 2, 2002 in the Bradley Pavilion, Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

10-K Report
Copies of the Annual Report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge after April 1, 2002, to shareholders on request from:

Secretary
MGIC Investment Corporation
P. O. Box 488
Milwaukee, WI 53201

Transfer Agent and Registrar

U.S. Bank, N.A.
Corporate Trust Services
1555 North RiverCenter Drive
Suite 301
Milwaukee, Wisconsin 53212
(414) 276-3737
(800) 637-7549

Corporate Headquarters

MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202

Mailing Address

P. O. Box 488
Milwaukee, Wisconsin 53201

Shareholders' Services

(414) 347-6596

MGIC Stock
MGIC Investment Corporation Common Stock is listed on the New York Stock Exchange under the symbol MTG. At December 31, 2001, 106,086,594 shares were outstanding. The following table sets forth for 2000 and 2001 by quarter the high and low sales prices of the Common Stock on the New York Stock Exchange Composite Tape.

	2000		2001	
Quarters	High	Low	High	Low
1st	$ 59.2500	$ 31.9375	$ 69.3600	$ 51.0000
2nd	54.8750	42.0000	77.3100	61.0000
3rd	64.3125	44.7500	76.5000	54.0000
4th	71.5000	58.5000	66.2000	50.5600

In 2000 and 2001 the Company declared and paid the following cash dividends:

	2000	2001
Quarters		
1st	$ .025	$ .025
2nd	.025	.025
3rd	.025	.025
4th	.025	.025
	$ .100	$ .100

The Company is a holding company and the payment of dividends from its insurance subsidiaries is restricted by insurance regulation. For a discussion of these restrictions, see the sixth paragraph under "Management's Discussion and Analysis — Liquidity and Capital Resources" and Note 11 of the Notes to the Consolidated Financial Statements.

As of March 4, 2002, the number of shareholders of record was 244. In addition, there were approximately 107,400 beneficial owners of shares held by brokers and fiduciaries.

MGIC Investment Corporation
MGIC Plaza, Milwaukee, Wisconsin 53202

)2

MGIC
Investment
Corporation

Notice
of 2002
Annual
Meeting
and
Proxy
Statement

2001
Annual
Report
to
Shareholders

MGIC Investment Corporation

Curt S. Culver
Chief Executive Officer

March 18, 2002

Dear Shareholder:

On behalf of the Board of Directors of MGIC Investment Corporation, it is my pleasure to invite you to attend the Annual Meeting of Shareholders to be held on Thursday, May 2, 2002, at the Marcus Center for the Performing Arts in Milwaukee, Wisconsin.

At the meeting, shareholders will be asked to elect four directors, to approve a new Stock Incentive Plan and to ratify the appointment of PricewaterhouseCoopers LLP as the company's independent accountants for 2002. We will also report on our business.

Your vote is important. Even if you plan to attend, to be sure that your shares are represented at the meeting, we encourage you to sign the enclosed card designating the proxies to vote your shares. Please read the Proxy Statement for more information about the matters to be considered at the meeting and the voting process.

Our Annual Report to Shareholders follows the Proxy Statement in this booklet.

Sincerely,

Curt S. Culver

Curt S. Culver
Chief Executive Officer

MGIC Investment Corporation

Notice of Annual Meeting of Shareholders
To Be Held On
May 2, 2002

To the Shareholders of
MGIC Investment Corporation:

The Annual Meeting of Shareholders of MGIC Investment Corporation, a Wisconsin corporation, will be held in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin, on May 2, 2002, at 9:00 a.m., to vote on the following matters:

(1) Election of a class of four directors to serve a three-year term expiring at the 2005 Annual Meeting;

(2) Approval of the 2002 Stock Incentive Plan;

(3) Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for 2002; and

(4) Any other matters that may be properly brought before the meeting.

The Board of Directors has fixed the close of business on March 4, 2002, as the record date to determine the shareholders entitled to notice of and to vote at the meeting.

By Order of the Board of Directors

Jeffrey H. Lane, Secretary
Milwaukee, Wisconsin
March 18, 2002

YOUR VOTE IS IMPORTANT
PLEASE PROMPTLY COMPLETE, SIGN, DATE AND RETURN YOUR PROXY CARD

Proxy Statement

This Proxy Statement and the accompanying proxy are being mailed to shareholders on or about March 18, 2002, in connection with the solicitation of proxies on behalf of the Board of Directors of MGIC Investment Corporation (the "Company"), a Wisconsin corporation, for use at the Annual Meeting of Shareholders to be held at 9:00 a.m., Thursday, May 2, 2002, in the Bradley Pavilion of the Marcus Center for the Performing Arts, 929 North Water Street, Milwaukee, Wisconsin.

Voting Matters

Record Date Information

You are entitled to one vote for each share of Common Stock registered in your name in the Company's records on March 4, 2002. On that date, 106,190,909 shares of the Company's Common Stock were outstanding and entitled to vote.

Voting by Proxies

The enclosed proxy card is solicited by the Board of Directors of the Company. Your shares will be voted at the meeting by the named proxies in accordance with the choices you specify on the proxy card. If you sign and return a proxy card without giving specific choices, your shares will be voted as follows:

FOR — Election to the Board of the four individuals nominated by the Board of Directors;

FOR — Approval of the Company's 2002 Stock Incentive Plan;

FOR — Ratification of the appointment of PricewaterhouseCoopers LLP as independent accountants for the year ending December 31, 2002; and

On such other matters as properly come before the meeting, in the best judgment of the named proxies.

If your shares are held in the name of a broker, bank or other nominee, you should be receiving with this Proxy Statement instructions from them on how you can vote your shares.

How to Revoke a Proxy

You may revoke your proxy instructions at any time before your shares have been voted by advising the Secretary of the Company in writing or by signing and delivering a proxy card with a later date. If you attend the meeting, you may withdraw your proxy and vote shares registered in your name in person. If your shares are held in the name of a broker or other nominee you must follow their instructions on how to revoke your vote.

How Votes are Counted

A quorum is necessary to hold the meeting and will exist if a majority of the outstanding shares of Common Stock entitled to vote are represented at the meeting. Votes cast by proxy or in person at the meeting will be counted at the meeting by representatives of U.S. Bank, N.A., the transfer agent and registrar of the Company's Common Stock, which has been appointed by the Company to act as inspector of election for the meeting. Abstentions will be counted for purposes of determining the presence of a quorum, but do not constitute a vote "for" or "against" any matter and will be disregarded in the calculation of "votes cast."

A "broker non-vote" occurs when a broker or other nominee does not have authority to vote on a particular matter without instructions from the beneficial owner of the shares and has not received such instructions. Broker non-vote shares will be counted for purposes of determining the presence of a quorum, but will be disregarded in the calculation of "votes cast."

Annual Report to Shareholders

The Company's Annual Report to Shareholders for the fiscal year ended December 31, 2001, follows this Proxy Statement. The Annual Report to Shareholders is a separate report and should not be considered a part of this Proxy Statement.

Stock Ownership

The following table gives information about shareholders who were beneficial owners of more than 5% of the Common Stock as of December 31, 2001, based on information filed with the Securities and Exchange Commission. The table also shows the Common Stock beneficially owned by each executive officer of the Company named in the Summary Compensation Table of this Proxy Statement, and by all directors and executive officers as a group (the "Group"). Unless otherwise noted, the persons listed in the table have sole voting and investment power over their shares, and information regarding persons in the Group is given as of February 15, 2002.

Name	Shares Beneficially Owned	Percent of Class
Legg Mason, Inc. 100 Light Street Baltimore, Maryland 21202 (1)	14,665,831	13.8%
Janus Capital Corporation 100 Fillmore Street Denver, Colorado 80206 (2)	11,733,010	11.0%
Curt S. Culver (3)	356,614	*
J. Michael Lauer (3)	204,209	*
Lawrence J. Pierzchalski (3)	116,500	*
James S. MacLeod (3)	118,456	*
Jeffrey H. Lane (3)	110,060	*
All directors and executive officers as a group (17 persons) (3)(4)	1,132,472	1.1%

* Less than 1%

(1) Ownership information is as of December 31, 2001 and includes 9,562,921 shares as to which accounts managed by Legg Mason Funds Management, Inc., a registered investment adviser and subsidiary of Legg Mason, Inc., have shared voting and investment power. Legg Mason Value Trust, Inc., a registered investment company managed by Legg Mason Funds Management, Inc., manages 8,533,700 of such shares.

(2) Ownership information is as of December 31, 2001 and includes 7,006,360 shares beneficially owned by Janus Fund, a registered investment company as to which Janus Capital, a registered investment adviser, provides investment advice. Thomas H. Bailey, as Chairman, President and Chief Executive Officer of Janus Capital, may be deemed to have the power to vote or invest shares beneficially owned by individual and institutional clients as to which Janus Capital provides investment advice.

(3) Includes shares which the named executive officers had the right to acquire on, or within 60 days after, February 15, 2002, under stock options granted to executive officers as follows: Mr. Culver — 322,800; Mr. Lauer — 192,600; Mr. Pierzchalski — 112,600; Mr. MacLeod — 92,600; Mr. Lane — 102,431; and the Group — 907,981. Also includes shares held in the Company's Profit Sharing and Savings Plan and Trust as follows: Mr. Culver—7,984; Mr. MacLeod — 15,847; and the Group — 26,157. Also includes restricted shares awarded for 2001 listed in note (2) to the Summary Compensation Table over which the named executive officer has sole voting power but no investment power. Also includes shares for which voting and investment power are shared as follows: Mr. Lauer — 2,400; and the Group — 10,350. Excludes shares, beneficial ownership of which is disclaimed, which are held as custodian for children or owned by spouses or trusts as follows: Mr. Lauer — 2,000; and the Group — 66,000.

(4) Includes an aggregate of 26,337 share units held under the Deferred Compensation Plan over which there is neither investment nor voting power. See "Compensation of Directors — Deferred Compensation Plan." Also includes an aggregate of 46,355 restricted shares held by the Group in addition to the shares referred to in note (3) above. The beneficial owners have sole voting power but no investment power over these shares.

Item 1 — Election Of Directors

The Board of Directors

The Board of Directors is divided into three classes, with the directors of each class serving for a term of three years. The term of office of one class of directors expires each year in rotation so that one class is elected at each Annual Meeting for a three-year term. If a nominee for director is not available for election, the proxies will vote for another person proposed by the Board of Directors, or as an alternative, the Board of Directors may reduce the number of directors to be elected at the Annual Meeting.

Under the Company's Bylaws, written notice of nominations by shareholders for election to the Board must have been received by the Secretary no later than February 9, 2002. No notice of any such nominations was received. As a result, no other nominations for election to the Board of Directors may be made by shareholders at the Annual Meeting.

Nominees for Director

Four incumbent directors have been nominated by the Board of Directors for re-election to serve a three-year term of office ending at the time of the 2005 Annual Meeting:

Mary K. Bush
David S. Engelman
Kenneth M. Jastrow, II
Daniel P. Kearney

The principal occupation, business experience for at least the past five years and committee assignments of the nominees and the directors continuing in office are described below.

Shareholder Vote Required

Each nominee who receives a plurality of the votes cast at the meeting will be elected a director. Only votes cast for a nominee will be counted. Votes cast include votes under proxies which are signed and do not have contrary voting instructions. Broker non-votes, abstentions and instructions on the proxy card to withhold authority to vote for one or more of the nominees will be disregarded in the calculation of a plurality of the votes cast.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES NAMED ABOVE. PROXIES WILL BE VOTED FOR THE NOMINEES UNLESS A SHAREHOLDER GIVES OTHER INSTRUCTIONS.

NOMINEES FOR DIRECTOR
Term Ending 2005

Shares Beneficially Owned[1]



Mary K. Bush, 53, a Director since 1991, has been President of Bush & Company, an international financial advisory firm, since 1991. Ms. Bush was Managing Director and Chief Operating Officer of the Federal Housing Finance Board, a U.S. government agency, from 1989 to 1991, Vice President-International Finance of the Federal National Mortgage Association, a secondary mortgage institution, from 1988 to 1989, and served the President of the United States as a member of the Board of the International Monetary Fund from 1984 to 1988. She is a Director of Brady Corporation and RJR Tobacco Holdings, Inc., a Trustee of Pioneer Funds and a member of the Advisory Board of Washington Mutual Investors Fund. Ms. Bush is Chairperson of the Audit Committee of the Board of Directors. — 5,645[2][3]



David S. Engelman, 64, a Director since 1993, has been President and Chief Executive Officer, on an interim basis, of Fleetwood Enterprises, Inc., a manufacturer of recreational vehicles and manufactured housing, since February 2002. Mr. Engelman was a private investor for more than five years before then. He is a Director of Fleetwood Enterprises, Inc., Quaker City Bancorp, Inc. and its banking subsidiary Quaker City Bank. Mr. Engelman is a member of the Risk Management and Securities Investment Committees of the Board of Directors. — 10,760[2][3][4]



Kenneth M. Jastrow, II, 54, a Director since 1994, has been Chairman and Chief Executive Officer of Temple-Inland Inc., a holding company with interests in paper, forest products and financial services, since January 2000. He served as President and Chief Operating Officer of Temple-Inland Inc. from 1998 to 2000 and held senior executive positions with that company and its subsidiaries for more than five years before then. Mr. Jastrow is a member of the Management Development Committee of the Board of Directors. — 12,854[2][3]

Shares Beneficially Owned[1]



Daniel P. Kearney, 62, a Director since 1999, is a business consultant and private investor. Mr. Kearney served as Executive Vice President and Chief Investment Officer of Aetna, Inc., a provider of health and retirement benefit plans and financial services, from 1991 to 1998. He was President and Chief Executive Officer of the Resolution Trust Corporation Oversight Board from 1990 to 1991, a principal of Aldrich, Eastman & Waltch, Inc., a pension fund advisor, from 1988 to 1989, and a managing director at Salomon Brothers Inc, an investment banking firm, from 1977 to 1988. He is a Director of Fiserv, Inc., Great Lakes REIT and MBIA, Inc. Mr. Kearney is a member of the Audit and Securities Investment Committees of the Board of Directors. — 7,214[3]

DIRECTORS CONTINUING IN OFFICE

Term Ending 2004



James A. Abbott, 62, a Director since 1989, has been Chairman and a principal of American Security Mortgage Corp., a mortgage banking firm, since June 1999. He served as President and Chief Executive Officer of First Union Mortgage Corporation, a mortgage banking company, from January 1980 to December 1994. Mr. Abbott is a member of the Risk Management Committee of the Board of Directors. — 12,355[2][3]



Thomas M. Hagerty, 39, a Director since 2001, has been a managing director with Thomas H. Lee Company, a private investment firm, since 1992 and has been with the firm since 1988. Mr. Hagerty previously was in the Mergers and Acquisitions Department of Morgan Stanley & Co. Incorporated. He is a director of ARC Holdings, Conseco Inc., Cott Corporation, Metris Companies and Syratech Corporation. Mr. Hagerty is a member of the Securities Investment Committee of the Board of Directors. — 252[3]

		Shares Beneficially Owned(1)
	**Michael E. Lehman**, 51, a Director since 2001, has been an Executive Vice President and Chief Financial Officer of Sun Microsystems, Inc., a provider of computer systems and professional support services, since July 2000. Mr. Lehman held senior executive positions with Sun Microsystems, Inc. for more than five years before then. Mr. Lehman is a member of the Audit Committee of the Board of the Directors.	2,629(3)(4)
	**Sheldon B. Lubar**, 72, a Director since 1991, has been Chairman of Lubar & Co. Incorporated, a private investment and management firm, since 1977. Mr. Lubar is a Director of C2, Inc., Grant-Prideco, Inc., Jefferies & Co., Massachusetts Mutual Life Insurance Co., U.S. Bancorp and Weatherford International, Inc. Mr. Lubar is Chairman of the Management Development Committee of the Board of Directors and a member of the Executive Committee.	42,811(2)(3)(5)

DIRECTORS CONTINUING IN OFFICE
Term Ending 2003

	**Karl E. Case**, 55, a Director since 1991, is the Katharine Coman and A. Barton Hepburn Professor of Economics at Wellesley College where he has taught since 1976. Dr. Case has been Visiting Scholar at the Federal Reserve Bank of Boston since 1985 and a lecturer on economics and tax policy in the International Tax Program at the Harvard Law School since 1980. He is a Director of Century Bank & Trust, the Lincoln Institute of Land Policy and the New England Economic Project, Inc. Dr. Case is Chairman of the Risk Management Committee of the Board of Directors.	9,492(2)(3)

Shares Beneficially Owned(1)



Curt S. Culver, 49, a Director since 1999, has been Chief Executive Officer of the Company since January 2000. Mr. Culver has been President of the Company and Chief Executive Officer of Mortgage Guaranty Insurance Corporation ("MGIC") since January 1999, President of MGIC since May 1996, and held senior executive positions with MGIC for more than five years before then. Mr. Culver is Chairman of the Executive Committee of the Board of Directors. 356,614(6)



William A. McIntosh, 62, a Director since 1996, is a financial consultant and has been adjunct professor of finance at Howard University, Washington, D.C. since August 1998. Mr. McIntosh served as an adjunct faculty member of Wellesley College from January through May 2000. He was an executive committee member and a managing director at Salomon Brothers Inc, an investment banking firm, when he retired in 1995 after 35 years of service. He is a Director of Mason Street Funds, Inc. Mr. McIntosh is Chairman of the Securities Investment Committee of the Board of Directors. 10,185(2)(3)



Leslie M. Muma, 57, a Director since 1995, has been Chief Executive Officer of Fiserv, Inc., a financial industry automation products and services firm, since March 1999. Mr. Muma has been President of Fiserv since 1984. Mr. Muma is a member of the Executive and Management Development Committees of the Board of Directors. 19,510(2)(3)

---

(1) Ownership information is for shares of Common Stock as of February 15, 2002 and for non-employee directors includes share units held under the Deferred Compensation Plan. See "Compensation of Directors — Deferred Compensation Plan." Unless otherwise noted, all directors have sole voting and investment power with respect to the shares. Common Stock beneficially owned by each director represents less than 1% of the total number of shares outstanding.

(2) Includes 2,000 shares held under the Company's 1993 Restricted Stock Plan for Non-Employee Directors. The directors have sole voting power and no investment power over these shares.

(3) Includes shares held under the Deposit Share Program for Non-Employee Directors under the Company's 1991 Stock Incentive Plan as follows: Mr. Abbott — 3,182; Ms. Bush — 3,301; Dr. Case — 3,198; Mr. Engelman — 3,139; Mr. Jastrow — 3,293; Mr. Kearney — 1,958; Mr. Lubar — 3,366; Mr. McIntosh — 3,297; and Mr. Muma — 3,181. Directors have sole voting power and no investment power over these shares. Also includes share units, over which the directors have neither voting nor investment power, as follows: Dr. Case — 1,553; Mr. Jastrow — 6,178; Mr. Hagerty — 252; Mr. Kearney — 1,534; Mr. Lehman — 129; Mr. Lubar — 11,839; and Mr. Muma — 4,852.

(4) Includes shares for which voting and investment power are shared as follows: Mr. Engelman — 5,450; and Mr. Lehman — 2,500.

(5) Excludes 4,000 shares owned by a trust of which Mr. Lubar's wife is a co-trustee; 12,000 shares owned by Mr. Lubar's wife; and an aggregate of 48,000 shares owned by Mr. Lubar's four adult children. Mr. Lubar disclaims beneficial ownership of all these shares.

(6) Includes 322,800 shares which Mr. Culver had the vested right to acquire as of February 15, 2002, or which become vested within sixty days thereafter pursuant to options granted under the Company's 1991 Stock Incentive Plan; 7,984 shares held in the Company's Profit Sharing and Savings Plan and Trust; and 11,090 restricted shares over which Mr. Culver has sole voting power but no investment power.

The Board of Directors and Its Committees

The Board of Directors met five times during 2001. Each incumbent director attended at least 75% of the meetings of the Board and committees of the Board on which he or she served that were held while he or she was a director. The committees of the Board of Directors include the Audit Committee and the Management Development Committee.

Audit Committee

The members of the Audit Committee are Ms. Bush, Mr. Kearney and Mr. Lehman. The Audit Committee held five meetings during 2001. The Board determined that the members of the Audit Committee are independent as that term is used in the rules of the New York Stock Exchange pertaining to audit committees.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in carrying out the Board's oversight responsibilities in connection with the Company's accounting policies and financial reporting practices, internal controls and the audit process. The Audit Committee believes that, as provided in the Audit Committee's Charter, the ultimate responsibility for the fairness of the Company's financial statements rests with the Company's management. The Committee also believes, and the Charter also provides, that the independent accountants are intended to be the primary check on management's performance in this regard. The Charter was included with the Proxy Statement for the 2001 Annual Meeting and has not changed.

The Audit Committee reviewed and discussed with management and PricewaterhouseCoopers LLP ("PwC"), the Company's independent accountants, the Company's audited financial statements for the year ended December 31, 2001. The Audit Committee discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). The Audit Committee also received from PwC the written disclosures required by the Independence Standards Board's Standard No. 1 (Independence Discussions with Audit Committees) and discussed with PwC their independence from the Company and its management. None of the officers of the Company having responsibility for finance or accounting matters is a former partner or employee of PwC.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, which is to be filed with the Securities and Exchange Commission. These are the same financial statements that appear in the Company's Annual Report to Shareholders.

Members of the Audit Committee:

Mary K. Bush, Chairperson
Daniel P. Kearney
Michael E. Lehman (beginning July 2001)

Audit and Other Fees

During the year ended December 31, 2001, PwC billed the Company fees for services of the following types:

Audit Fees	$412,000
All Other Fees	$383,197

"Audit Fees" includes PwC's review of the Company's quarterly financial statements. "All Other Fees" does not include services for designing or implementing hardware or software systems underlying the financial statements or generating information that is significant to the Company's financial statements taken as a whole. There were no such fees for 2001. The Audit Committee considered whether the services included within "All Other Fees" were compatible with maintaining PwC's independence and concluded they were.

Management Development Committee

The members of the Management Development Committee are Messrs. Jastrow, Lubar and Muma. The Management Development Committee held four meetings during 2001. This Committee oversees the compensation program for the Company's senior management, administers the Company's stock incentive plan and recommends to the Board candidates to fill senior management positions and vacancies on the Board of Directors and committees.

The Management Development Committee will consider nominees to the Board of Directors who are recommended by shareholders. Recommendations must be submitted in writing to the Committee, in care of the Secretary of the Company, by December 1 of the year preceding the applicable Annual Meeting of Shareholders and must include a description of the proposed nominee's qualifications, background information and his or her consent to serve as a director.

Compensation of Directors

Annual and Meeting Fees: Directors who are employees of the Company or any of its subsidiaries are not compensated for their service on the Board. Directors who are not employees of the Company receive an annual fee for their services of $24,000, plus $2,000 for each Board of Directors meeting attended, and $1,000 for each committee meeting attended other than in connection with a Board of Directors meeting. A director who also serves as chairperson of a Board committee receives an additional $2,000 annual fee. The Company reimburses directors for travel, lodging and related expenses incurred in connection with attending Board of Directors and committee meetings.

Deferred Compensation Plan: Under the Company's Deferred Compensation Plan for Non-Employee Directors, an eligible director may elect to defer payment of all or part of the annual and meeting fees until the director's death, disability, termination of service as a director or to another date specified by the director. A director who participates in this plan may elect to have his or her deferred compensation account either credited quarterly with interest accrued at an annual rate equal to the six-month U.S. Treasury Bill rate determined at the closest preceding January 1 and July 1 of each year or translated on a quarterly basis into share units. Each share unit is equal in value to a share of the Company's Common Stock and is ultimately distributed in cash only. If a director defers fees into share units, dividend equivalents in the form of additional share units are credited to the director's account as of the date of payment of cash dividends on the Company's Common Stock. Mr. Culver, because of his employment by the Company, is not eligible to participate in this plan.

Deposit Share Program: Under the Deposit Share Program as in effect in 2001, an eligible director may deposit up to 100% of the annual and meeting fees for the preceding year. The funds are used to purchase shares of Common Stock at fair market value which are then deposited with the Company. The Company matches each share deposited with one and one-half shares of restricted Common Stock ("Restricted Stock"). A director who had deferred annual and meeting fees during the preceding year into share units (see "Deferred Compensation Plan" above) may reduce the amount that would otherwise be required to be deposited to purchase Common Stock by the amount so deferred. For matching purposes, the amount so deferred is treated as if shares had been purchased and deposited and one and one-half shares of Restricted Stock are awarded for each such share.

The Restricted Stock generally vests on the third anniversary of the award unless a director chooses an extended vesting date. Except for gifts to family members, the shares may not be transferred prior to vesting. If the shares have not vested when a director's service on the Board of Directors ends, they will be forfeited unless service as a director ends on account of the director's death or certain events specified in the agreement relating to the Restricted Stock or the Management Development Committee waives the forfeiture. If a director chooses an extended vesting date, forfeiture will not occur due to the director's leaving the Board on or after the third anniversary of the award unless the director voluntarily left the Board or voluntarily did not stand for re-election. All of the director's shares of Restricted Stock vest on death. The shares of Restricted Stock will immediately become vested upon a change in control of the Company, as defined by the agreement relating to the Restricted Stock. The Board has authority to modify the Deposit Share Program. Mr. Culver is not eligible to participate in it.

Former Restricted Stock Plan: Non-employee directors elected to the Board of Directors before 1997 were each awarded, on a one-time basis, 2,000 shares of Common Stock under the Company's 1993 Restricted Stock Plan for Non-Employee Directors. The shares are restricted from transfer until the director ceases to be a director of the Company by reason of death, disability or retirement, as defined by the agreement relating to the shares, and are forfeited if the director leaves the Board for another reason unless the forfeiture is waived by the plan administrator. In 1997, the Board decided that no new awards of Common Stock will be made under the plan.

Report of the Management Development Committee of the Board of Directors on Executive Compensation

The Management Development Committee ("Committee") of the Board of Directors submits this report on the compensation of the Company's senior management.

Executive Compensation Program

The Company's executive compensation program is designed to attract, retain, motivate and reward high-quality professionals. The Committee's approach to executive compensation emphasizes pay for performance over fixed salary, plus compensation linked to shareholder value in the form of stock options and restricted stock. The principal objectives of the program are to:

- link executive compensation to Company performance;
- align the interests of management and shareholders by providing a substantial portion of an executive's compensation opportunity in the form of Company stock; and
- maintain competitive pay levels to attract and retain high-quality executives.

The key components of the Company's executive compensation program are base salary, annual performance bonus (a portion of which in recent years has been paid in restricted stock) and stock options. The Committee reviews compensation levels of the Company's executives each year, using compensation survey data prepared by independent consultants. The Committee believes that the Company's peer group for executive talent is not limited to the companies included in the Standard & Poor's industry index used for the performance graph comparison of shareholder return. Therefore, the compensation survey data obtained by the Committee cover a variety of publicly-traded financial guaranty and insurance companies.

Base Salary

The Committee reviews the salary ranges and base salaries of the senior executives each January, comparing the compensation levels of the Company's executives to comparable positions in the companies represented in the survey data. Salary ranges of the Company's senior executives are targeted at the median compensation levels for comparable positions within the comparative group of companies. The decision to set salary range midpoints at the 50th percentile of competitive pay levels reflects the Committee's belief that a substantial portion of the senior executives' annual pay should be linked to the Company's performance and increases in shareholder value.

Mr. Culver's compensation is addressed under "Compensation of the Chief Executive Officer" below. For 2001, the Committee increased the salary range midpoints of the other senior executives by 3.6%, representing the average salary range movement reflected in the compensation survey data, and increased the salaries of those executives who were below their adjusted salary midpoints to approximate the new midpoint of their respective positions. The salaries shown for the named officers in the Summary Compensation Table which follows this report reflect payment for the first three months of the year at the salary rates in effect prior to the adjustments, which became effective in April 2001.

Annual Performance Bonus

Annual bonuses are awarded to senior executives based upon Company and individual performance. Under the executive compensation program, the Company's net income must exceed a threshold amount before any bonuses can be paid and must equal or exceed a net income target in order for senior executives to be eligible for maximum bonus awards. The Committee establishes the net income threshold and net income target in January of each year based on an assessment of the business environment and the Company's financial plan for that year. For 2001, the Committee set the target at an amount equal to the net income projected in the Company's 2001 financial plan and set as the threshold an amount equal to the Company's actual earnings for the prior year, exclusive of capital gains.

The Committee established five tiers applicable to bonus opportunities, with maximums ranging from 60% to 200% of base salary in effect at the time of bonus award. For 2001, an executive could elect to receive up to one-third of his or her bonus in the form of shares of restricted stock with an equivalent market value. If restricted stock was elected, the Company awarded one and one-half matching shares for each restricted shared elected. The balance of the annual bonus was paid in cash. Ownership of the restricted shares for up to one-third of the bonus vests one year from the date of award. Ownership of the matching restricted shares vests three years from the date of the award.

The maximum bonus level for each senior executive was determined by the Committee in January 2001, based upon Mr. Culver's recommendations. Mr. Culver's recommendations generally reflected his subjective judgment as to the ability of each senior executive to influence the Company's competitiveness and profitability. Actual bonus amounts paid to the senior executives were decided in January 2002, when Mr. Culver recommended bonus awards for the other senior executives based upon, in general, his subjective evaluation of each executive's performance during the year and contributions to the Company's success. The Committee approved the suggested bonus amounts without change.

Stock Options

The award of stock options to senior executives is designed to link the interests of management with the interests of other shareholders in the Company's long-term success. Under the Company's stock incentive plan, stock options are granted at the market value on the date of grant. As a result, senior executives will realize a gain from the options only if the price of the Company's Common Stock increases in the future.

The Committee currently awards stock options to senior executives on an annual basis. The options awarded in 1994, 1997 and 2000 provided for vesting during the first five years after the grant based on achievement of corporate performance goals established by the Committee. Any portion of these options that had not vested by the fifth anniversary of the grant, vested on the ninth anniversary of the grant if the executive was still employed at that time. The performance goal for options awarded in 1994, 1997 and 2000 was based on a five-year aggregate earnings target. The options granted in 2001 vest over a five-year period on the basis of continuing employment. The number of options granted in 2001 was generally about one-half of the performance-based options granted in 2000. The number of options granted is within the discretion of the Committee. Information on the stock option grants during 2001 to Mr. Culver and the other named executive officers is set forth in the table under "Executive Compensation — Option Grants in 2001."

Compensation of the Chief Executive Officer

Mr. Culver's base salary was adjusted by the Committee in January 2001 to $550,000, an amount slightly below the salary range midpoint for the Chief Executive Officer position, which represents an increase of 15.8% in recognition of the Company's performance in 2000 and the fact that Mr. Culver's salary had been significantly below his salary range midpoint.

For 2001, the Committee assigned Mr. Culver to the bonus tier with the highest bonus opportunity, 200% of his base salary. The Committee's decision to assign Mr. Culver to this bonus category was based on a subjective evaluation of his ability to influence the Company's profitability and reflected the Committee's desire to make Mr. Culver's performance bonus competitive with bonus opportunities available to CEOs in the peer group of companies reflected in the compensation survey data. In January 2002, in acknowledgement of the Company's results for 2001 (including its net income, return on equity and growth in primary insurance in force), and based upon the Committee's subjective evaluation of Mr. Culver's performance and Mr. Culver's request that his bonus be below his highest bonus opportunity, the Committee awarded Mr. Culver a performance bonus of $850,000, an amount equal to 155% of his base salary. Two-thirds of the bonus, or $566,983, was paid in cash, and pursuant to Mr. Culver's election to receive one-third of his bonus in restricted stock (as described under "Annual Performance Bonus" above), Mr. Culver was awarded 4,436 shares of restricted Company stock, representing one-third of his bonus and 6,654 additional restricted shares representing the matching shares awarded on account of Mr. Culver's election. All of the restricted stock was valued at the then current market price ($63.80) per share. The shares representing one-third of Mr. Culver's bonus will vest in one year and the remaining shares will vest in three years.

Mr. Culver was granted 75,000 stock options in January 2001. The options have a term of ten years and vest at a rate of 20% each year over the next five years (subject to acceleration under certain circumstances) based on continued employment. The options are exercisable at $57.88 per share, the closing price of the Common Stock on the New York Stock Exchange on the date of the grant.

Tax Deductibility Limit

Under the Internal Revenue Code, certain compensation in excess of $1 million paid during a year to any of the executive officers named in the Summary Compensation Table for that year is not deductible. The Committee believes that the effect of such compensation on income tax expense for 2001 was not material and that the effect of such compensation awarded for 2001 on future income tax expense will not be material. The Committee believes it is in the Company's interest to preserve flexibility to pay compensation that will not qualify for the income tax deduction because it is based on subjective factors.

Members of the Management Development Committee:

Sheldon B. Lubar, Chairman
Kenneth M. Jastrow, II
Leslie M. Muma (beginning July 2001)

Performance Graph

The following graph compares the cumulative total stockholder return on the Company's Common Stock for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Insurance (Property-Casualty) Index (the peer group index which has included the Company since November, 1998). The graph assumes $100 was invested on December 31, 1996, in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's 500 Insurance (Property-Casualty) Index, and that all dividends were reinvested.



Total Return (Base = $100)
$250
$225
$200
$175
$150
$125
$100
$75
$50
1997
1998
1999
2000
2001
MGIC INVESTMENT CORPORATION
S&P 500
S&P 500 INSURANCE (PROPERTY-CASUALTY)

	1997	1998	1999	2000	2001
S&P 500	133	171	207	189	166
S&P 500 Insurance (Property-Casualty)	143	130	94	149	138
MGIC Investment Corporation	175	105	159	179	164

Executive Compensation

The following tables provide information concerning compensation, stock option awards and aggregated stock option exercises as they relate to the Chief Executive Officer and the four other most highly compensated executive officers of the Company or of its principal subsidiary, Mortgage Guaranty Insurance Corporation ("MGIC") in 2001. The Company's retirement benefits are also described below.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation		
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Restricted Stock Awards ($)(2)	Securities Underlying Stock Options(#)	All Other Compensation ($)(3)
Curt S. Culver	2001	532,697	566,983	-0-	707,542	75,000	59,008
President and Chief	2000	463,482	633,339	1,230	316,661	150,000	59,105
Executive Officer	1999	419,252	566,678	766	283,322	175,000	62,052
J. Michael Lauer	2001	287,697	222,488	-0-	277,530	25,000	28,715
Executive Vice President	2000	277,710	280,046	979	139,954	50,000	28,974
and Chief Financial Officer	1999	267,585	270,009	820	135,000	25,000	28,485
Lawrence J. Pierzchalski	2001	256,538	199,472	-0-	248,820	25,000	32,749
Executive Vice President-Risk Management	2000	243,846	245,026	417	122,474	50,000	33,621
	1999	238,789	240,029	360	119,971	25,000	33,122
James S. MacLeod	2001	251,077	228,748	-0-	161,223	25,000	53,082
Executive Vice President-Field Operations	2000	235,692	238,057	475	118,943	50,000	53,120
	1999	226,061	182,442	391	91,158	25,000	52,657
Jeffrey H. Lane	2001	217,692	176,147	-0-	219,600	25,000	10,100
Senior Vice President and	2000	208,846	210,006	917	104,994	37,500	10,100
General Counsel	1999	202,577	164,007	718	81,993	20,000	9,600

(1) The amounts shown in this column for 2000 and 1999 represent reimbursements for the payment of taxes related to income imputed in connection with the Supplemental Executive Retirement Plan referred to below. Other Annual Compensation for the years shown in the table does not include perquisites and other personal benefits because the aggregate amount of such compensation for each of the named individuals in each year did not exceed the disclosure threshold of the rules of the Securities and Exchange Commission.

(2) For 2001, the amounts shown in this column are the New York Stock Exchange closing price on the date of the award of $63.80, multiplied by the number of shares as follows: Mr. Culver — 11,090; Mr. Lauer — 4,350; Mr. Pierzchalski — 3,900; Mr. MacLeod — 2,527; and Mr. Lane — 3,442. For 2000 and 1999, the amounts shown are the New York Stock Exchange closing price on the date of award multiplied by the number of shares. At December 31,2001, the number of restricted shares held and their value based on the year-end closing price of the Common Stock on the New York Stock Exchange was as follows: Mr. Culver — 5,471, $337,670; Mr. Lauer — 2,418, $149,239; Mr. Pierzchalski — 2,116, $130,600; Mr. MacLeod — 2,055, $126,835; and Mr. Lane — 1,814, $111,960. For 2001, 40% of the shares vest on the first anniversary of the award and the remainder vest on the third anniversary. For 2000 and 1999, all shares vested on the first anniversary of the award. Dividends are paid on the restricted shares.

(3) The 2001 amounts included in All Other Compensation consist of:

Name	Profit Sharing Contributions	Matching 401(k) Contributions	Value of Split Dollar Life Insurance Premiums(a)	Total Other Compensation(b)
Curt S. Culver	$8,500	$1,600	$46,441	$59,008
J. Michael Lauer	8,500	1,600	18,615	28,715
Lawrence J. Pierzchalski	8,500	1,600	22,649	32,749
James S. MacLeod	8,500	1,600	42,982	53,082
Jeffrey H. Lane	8,500	1,600	–0–	10,100

(a) The amount shown represents the full dollar amount paid by or on behalf of MGIC for the whole life portion of the split-dollar life insurance. The premium attributed to the term portion of such insurance was paid by the named executive officers. MGIC will be reimbursed for premiums paid upon the officer's termination of employment.

(b) Includes supplemental long term disability insurance premiums paid on behalf of Mr. Culver of $2,467.

Option Grants in 2001

	Individual Grants(1)				
Name	Number of Securities Underlying Options Granted(#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Grant Date Present Value($)(2)
Curt S. Culver	75,000	14.05	57.880	01/24/2011	1,831,875
J. Michael Lauer	25,000	4.68	57.880	01/24/2011	610,625
Lawrence J. Pierzchalski	25,000	4.68	57.880	01/24/2011	610,625
James S. MacLeod	25,000	4.68	57.880	01/24/2011	610,625
Jeffrey H. Lane	25,000	4.68	57.880	01/24/2011	610,625

(1) The options have a term of ten years and vest on each of the next five anniversaries of the January 24, 2001 grant date (subject to acceleration under certain circumstances) based on continued employment.

(2) Grant date present values were determined under the Black Scholes option pricing model using the following assumptions: expected stock price volatility of 39.60%; all options are exercised at the end of the fifth year of the option term; a dividend yield of 0.16%; and a risk-free rate of return of 5.12%, which was the yield on a U.S. Treasury Strip with a maturity equal to the term of the grant. No adjustments are made for risk of forfeiture or non-transferability. Determining the grant date present value by use of this model is permitted by rules of the Securities and Exchange Commission; however, use of this model does not constitute an endorsement or an acknowledgement that such model can accurately determine the value of options. The actual value realized from an option will be measured by the difference between the stock price and the exercise price on the date the option is exercised.

Aggregated Option Exercises in 2001 and Year-End Option Values

Name	Shares Acquired on Exercise During 2001(#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at December 31, 2001 Exercisable (#)	Unexercisable (#)	Value of Unexercised In-the-Money Options at December 31, 2001(2) Exercisable ($)	Unexercisable ($)
Curt S. Culver	40,000	2,073,232	320,600	279,400	7,814,101	3,947,212
J. Michael Lauer	-0-	-0-	171,940	88,060	5,843,429	1,171,458
Lawrence J. Pierzchalski	25,000	1,134,379	104,940	88,060	2,755,064	1,171,458
James S. MacLeod	40,000	1,934,440	91,940	88,060	2,155,829	1,171,458
Jeffrey H. Lane	-0-	-0-	89,455	73,045	2,215,351	914,337

(1) Value realized is the market value at the close of business on the date immediately preceding the date of exercise less the exercise price.

(2) Value is based on the closing price of $61.72 for the Common Stock on the New York Stock Exchange at year-end 2001, less the exercise price.

Pension Plan

The Company maintains a Pension Plan for the benefit of substantially all employees of the Company and maintains a Supplemental Executive Retirement Plan (the "Supplemental Plan") for designated employees, including executive officers. The Supplemental Plan provides benefits that cannot be provided by the Pension Plan because of limitations in the Internal Revenue Code on benefits that can be provided by a qualified pension plan, such as the Company's Pension Plan.

Under the Pension Plan and the Supplemental Plan taken together, each executive officer named above earns an annual pension credit for each year of employment equal to 2% of the officer's eligible cash compensation for that year. At retirement, in general, the annual pension credits are added together to determine the employee's accrued pension benefit. However, the annual pension credits for service prior to 1998 for each employee with at least five years of vested service on January 1, 1998 will generally be equal to 2% of the employee's average eligible compensation for the five years ended December 31, 1997. Eligible employees with credited service for employment prior to October 31, 1985 also receive a past service benefit, which is generally equal to the difference between the amount of pension the employee would have been entitled to receive for service prior to October 31, 1985 under the terms of a prior plan had such plan continued, and the amount the employee is actually entitled to receive under an annuity contract purchased when the prior plan was terminated.

Retirement benefits vest on the basis of a graduated schedule over a seven-year period of service. Full pension benefits are payable upon retirement at or after age 65 (age 62 if the employee has completed at least seven years of service), and reduced benefits are payable beginning at age 55. The estimated annual benefits payable upon retirement at age 62 to Messrs. Culver, Lauer, Pierzchalski, MacLeod and Lane under the Pension Plan and the Supplemental Plan taken together, based on pension benefits earned through December 31, 2001 and an annual compensation increase of 3%, are $519,299, $152,454, $262,751, $182,258 and $163,561, respectively.

Change of Control Agreements

Each of Messrs. Culver, Lauer, Pierzchalski, MacLeod and Lane is a party to a Key Executive Employment and Severance Agreement with the Company (a "KEESA"). If a change in control of the Company occurs and the executive's employment is terminated within three years after the change in control (this three-year period is referred to as the "employment period"), other than for cause or disability, or if the executive terminates his employment for good reason, the executive is entitled to a lump sum termination payment equal to twice the sum of his annual base salary, his maximum bonus award and an amount for pension accruals and profit sharing and matching contributions. If the employment termination occurs during the employment period but more than three months after the change in control, the termination payment is reduced. The executive is also entitled to certain other benefits and the continuation of medical and other specified employee benefits during the remainder of the employment period. The KEESA provides that all unvested stock options and restricted stock become fully vested at the date of the change in control. If the excise tax under Section 280G of the Internal Revenue Code would apply to the benefits provided under the KEESA, the executive is entitled to receive a payment so that he is placed in the same position as if the excise tax did not apply.

While the executive is employed during the employment period, the executive is entitled to a base salary no less than the base salary in effect prior to the change in control and to a bonus opportunity of no less than 75% of the maximum bonus opportunity in effect prior to the change in control. The executive is also entitled to participate in medical and other specified benefits.

The terms "change in control of the Company," "cause," "disability" and "good reason" are defined in the KEESA. The Company has entered into the same or similar agreements with 43 other officers.

Other Information

Two representatives of The Northwestern Mutual Life Insurance Company ("Northwestern Mutual") served as directors of the Company during 2001 until the Company's annual meeting held in May 2001. The Company has an agreement with a subsidiary of Northwestern Mutual (the "NML subsidiary") pursuant to which the NML subsidiary was retained to manage specified accounts in the Company's long-term investment portfolio, and to provide accounting and reporting services to the Company. The agreement may be canceled by the Company upon 90 days prior written notice and by the NML subsidiary upon 180 days prior written notice. The Company paid the NML subsidiary $1,148,710 in fees during 2001 under the agreement. The Company believes the terms of the agreement are no less favorable to the Company than could have been obtained from an unaffiliated third party.

During 2001, MGIC purchased disability coverage for its employees from Northwestern Mutual and MGIC paid Northwestern Mutual an aggregate of $291,683 in premiums for such coverage. Also during 2001, MGIC paid an aggregate of $225,151 to Northwestern Mutual in split-dollar life insurance premiums for the whole life portion of the life insurance coverage issued by Northwestern Mutual on Messrs. Culver, Lauer, Pierzchalski and MacLeod and three other employees pursuant to a split-dollar collateral assignment program. In each case, the premiums paid were determined by Northwestern Mutual's published rates and the split-dollar life insurance premiums will be repaid to MGIC upon the termination of employment of each insured person.

During 2001, MGIC and other subsidiaries of the Company provided mortgage insurance and other services to, or received services from, unaffiliated companies of which certain non-employee directors were executive officers, directors or 10% or greater equity owners. These transactions were made in the ordinary course of business and are not considered material to the Company. Similar transactions are expected in 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who beneficially own more than ten percent of the Company's Common Stock (other than certain investment advisers with respect to shares held for third parties), to file reports of their beneficial ownership of Company stock and changes in stock ownership with the Securities and Exchange Commission and the New York Stock Exchange. Based upon copies of the reports furnished to the Company and statements by the executive officers, directors and greater than ten percent beneficial owners subject to Section 16(a), the Company believes that all Section 16(a) forms were timely filed in 2001.

Item 2 — Approval of the MGIC Investment Corporation 2002 Stock Incentive Plan

Introduction

The Board of Directors has approved and recommended for shareholder approval the MGIC Investment Corporation 2002 Stock Incentive Plan (the "Plan"). The material features of the Plan are summarized below. The summary does not change the actual terms of the Plan, which is included as Exhibit A to this Proxy Statement.

The purpose of the Plan is to provide the benefits of additional incentive inherent in ownership of the Company's Common Stock by executive officers, other key employees of the Company and non-employee directors, who are viewed by the Company as important to the Company's success. The Plan helps the Company to compete with other organizations in obtaining and retaining the services of these persons. The persons who are eligible to receive awards under the Plan as described above are referred to as "eligible individuals" and the persons to whom awards are made under the Plan are referred to as "participants." A "non-employee director" is a director of the Company who is not an employee of the Company or any affiliate and is not a representative of a particular holder of the Company's securities.

The maximum number of shares of Common Stock which may be issued under the Plan is 10,000,000 shares plus an additional amount of shares that is the total of two components. The first component is the number of shares covered by awards under the Company's 1991 Stock Incentive Plan that were outstanding on March 1, 2002 but are subsequently forfeited. During the three years ended December 31, 2001, 88,982 shares covered by awards under this plan were forfeited. The second component is the number of shares that must be purchased at a purchase price of not less than the fair market value of the shares as a condition to the award of restricted stock under the Plan. While the Common Stock is listed on an exchange, fair market value is the last reported sale price on the exchange. Shares issued under the Plan that are subsequently forfeited will not count against the limit on the maximum number of shares that may be issued under the Plan.

The Plan provides for the award of stock options ("options"), stock appreciation rights ("SARs"), restricted stock and restricted stock units. Each type of award is described briefly below and they are referred to together as "awards." No award may be granted after May 2, 2012.

On March 4, 2002, the last reported sale price of the Common Stock on the New York Stock Exchange was $69.03. There are currently about 125 eligible individuals, of whom 11 are non-employee directors.

Administration

The Plan is administered by a Committee of the Board. The Plan provides that each member of the Committee must be an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Among other functions, the Committee has power (a) to select the participants from among the eligible individuals, (b) to determine the number of shares covered by awards, and (c) within the limits of the Plan, to set the terms of awards. The Plan authorizes the Committee to delegate its functions to any one or more of its members.

Options and SARs

An option is the right to purchase a specified number of shares of Common Stock at a specified exercise price. An SAR is the right to receive, in cash or shares with equivalent value, the difference between the fair market value of a specified number of shares of Common Stock and a specified exercise price. The exercise price per share of Common Stock subject to an option or an SAR will be determined by the Committee. However, the exercise price per share may not be less than the fair market value of a share of Common Stock on the date the award is made.

The term of an option or SAR will be determined by the Committee, but may not be more than ten years. Options and SARs will vest on such conditions as are determined by the Committee. Vesting means that an option or SAR may be exercised by the participant. Conditions to vesting can include remaining as an employee or non-employee director for a specified period or the achievement of performance goals set by the Committee. The vesting of options that would vest at a later date if the participant remained with the Company may be accelerated to an earlier date if performance goals are satisfied.

Options are exercised by payment in full of the exercise price, which may be paid in cash or by delivery of shares of Common Stock owned by the participant having a fair market value equal to the exercise price or by a combination of cash and shares. Options may also be exercised through sale of the shares received on exercise with sufficient proceeds from the sale remitted to the Company to pay the exercise price. While not required by the terms of the Plan, it is anticipated awards will generally provide that options and SARs that have not vested terminate upon termination of the participant's employment, other than by reason of death. In the case of death, it is anticipated that awards will provide options and SARs will become fully vested.

Options may be "incentive stock options" under the Code ("ISOs") or options that are not ISOs. No more than 10,000,000 shares may be issued under options that are ISOs.

Restricted Stock and Restricted Stock Units

Restricted stock is Common Stock that is not freely transferable to the participant until specified restrictions lapse or specified conditions are met. In this description, these restrictions and conditions are referred to together as restrictions. A restricted stock unit is the right to receive stock in the future, which right is subject to restrictions. The Plan authorizes the issuance of up to a total of 1,000,000 shares of restricted stock and stock issued under restricted stock units. Restricted stock that is forfeited will not count against the limit on the maximum number of restricted shares.

Restricted stock and restricted stock units will be subject to such restrictions as the Committee may impose. In addition to restrictions, the Committee may condition an award of restricted stock on the participant's purchasing shares of Common Stock and retaining the shares for a period specified by the Committee. While not required by the terms of the Plan, it is anticipated awards will generally provide that, upon termination of a participant's employment during the applicable restriction period for any reason other than death, all shares of restricted stock and all restricted stock units still subject to restriction will be forfeited. Upon death of a participant, it is anticipated that the award will provide that the restrictions still in effect will immediately lapse and the person entitled to receive such shares under law will take them free and clear of any restriction. The Committee has authority, in its discretion, to waive in whole or in part, any restrictions with respect to shares of restricted stock or restricted stock units.

Adjustments and Change of Control

In the event of any corporate transaction involving the Company, including any stock dividend, stock split, extraordinary cash dividend, recapitalization or merger, the Committee will have the authority to adjust the number and type of shares that may be issued under the Plan, including the limit on the number of shares of restricted stock and stock issued under restricted stock units, and any awards that are outstanding.

Upon a change of control of the Company, as defined by the Committee and included in the agreement that will evidence the award, all awards become vested immediately and all restrictions will lapse.

Limits on Individual Awards and Transferability

The maximum number of shares covered by all awards made to any one employee is 2,000,000 shares. Unless otherwise provided by the Committee, no award may be transferred by any participant other than by will, by designation of a beneficiary or by the laws of descent and distribution.

Amendment and Termination

The Board or the Committee may amend the Plan at any time. However, the approval of the shareholders is required for amendments that increase the maximum number of shares that may be issued under the Plan; increase the maximum aggregate number of shares of restricted stock and stock issued under restricted stock units that may be issued under the Plan; increase the maximum number of shares covered by awards to any one employee; decrease the minimum option or SAR exercise price; or increase the maximum term of an option or SAR to more than ten years. The Board or the Committee may also terminate the Plan at any time. No amendment or termination of the Plan will adversely affect any award outstanding without the approval of the affected participant.

Withholding

Not later than the date on which an amount with respect to an award first becomes includable in the income of a participant who is an employee, the participant is required to pay to the Company or make arrangements satisfactory to the Company regarding the payment of any taxes required by law to be withheld with respect to such amount. The Committee may permit withholding obligations to be settled with shares of Common Stock, including shares of Common Stock that are part of an award that gives rise to the withholding requirement.

Certain Federal Income Tax Consequences of Options and SARs

The grant of an option or SAR under the Plan will create no income tax consequences to the participant or the Company. A participant who is granted an option that is not an ISO will generally recognize ordinary income at the time of exercise in an amount by which the fair market value of the Common Stock at such time exceeds the exercise price. The value of the Common Stock or the amount of cash delivered on exercise of an SAR will also generally be ordinary income to the participant. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. A subsequent disposition of the Common Stock will give rise to capital gain or loss to the extent the amount realized from the sale differs from the fair market value of the Common Stock on the date of exercise.

In general, if an ISO is awarded to an employee, the participant holds the shares of Common Stock acquired on the exercise of the ISO for at least two years from the date of grant and one year from the date of exercise, and the participant remained an employee until at least three months before exercise, the participant will recognize no income or gain as a result of the exercise, except that the alternative minimum tax may apply. Any gain or loss realized by the participant on the disposition of the Common Stock will be treated as a long-term capital gain or loss. No deduction will be allowed to the Company. If the holding period requirements described above are not satisfied, the participant will recognize ordinary income at the time of the disposition equal to the lesser of (a) the gain realized on the disposition, or (b) the difference between the exercise price and the fair market value of the shares of Common Stock on the date of exercise. The Company will be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the participant. Any additional gain realized by the participant over the fair market value at the time of exercise will be treated as capital gain.

Certain Federal Income Tax Consequences of Restricted Stock

A participant will not recognize income upon the award of restricted stock that is subject to a substantial risk of forfeiture unless the election described below is made. A participant who has not made such an election will recognize ordinary income at the end of the applicable restriction period in an amount equal to the fair market value of the restricted stock at such time. Subject to any limitation on such deduction under Section 162(m) of the Code, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. An otherwise taxable disposition of the restricted stock after the end of the applicable restriction period will result in capital gain or loss. Dividends paid in cash and received by a participant prior to the end of the applicable restriction period will constitute ordinary income to the participant in the year paid. The Company will be entitled to a corresponding deduction for such dividends. Any dividends paid in stock will be treated as an award of additional restricted stock subject to the tax treatment described herein.

A participant may, within thirty days after the date of the award of restricted stock, elect to recognize ordinary income as of the date of the award in an amount equal to the fair market value of such restricted stock on the date of the award, determined without regard to any of the restrictions. Subject to any limitation on such deduction under Section 162(m) of the Code, the Company will be entitled to a corresponding deduction in the same amount and at the same time as the participant recognizes income. If the election is made, any cash dividends received with respect to the restricted stock will be treated as dividend income to the participant in the year of payment and will not be deductible by the Company. An otherwise taxable disposition of the restricted stock (other than by forfeiture) will result in capital gain or loss. If a participant who has made an election subsequently forfeits the restricted stock, the participant will not be entitled to deduct any loss. In addition, the Company would then be required to include as ordinary income the amount of the deduction it originally claimed with respect to such shares.

Termination of 1991 Stock Incentive Plan

Upon approval of the Plan, the 1991 Stock Incentive Plan will be terminated and no further awards under that plan will be made. Termination will not affect any prior awards under the 1991 Stock Incentive Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

No awards have been made under the 2002 Stock Incentive Plan, and the awards that may be made are not currently determinable. The table below sets forth certain information about outstanding options awarded under the Company's 1991 Stock Incentive Plan as of March 1, 2002. Comparable information as of December 31, 2001 may be found in note 11, "Shareholders' equity and dividend restrictions" of the notes to the Company's financial statements for the three years ended December 31, 2001 in the accompanying 2001 Annual Report to Shareholders. No warrants or rights have been issued under the 1991 Stock Incentive Plan, and it was approved by shareholders. The Company has no compensation plan under which its equity securities may be issued that has not been approved by shareholders.

Equity Compensation Plan Information

Plan Category	No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c)
Equity compensation plans approved by security holders	3,937,066	$48.40	356,496*
Equity compensation plans not approved by security holders	–0–	–0–	–0–
Total	3,937,066	$48.40	356,496*

* As described above, effective upon approval by shareholders of the 2002 Stock Incentive Plan, no further awards will be made under the 1991 Stock Incentive Plan. Pending approval by shareholders of the 2002 Stock Incentive Plan, awards covering no more than 10,000 shares may be made after March 1, 2002 under the 1991 Stock Incentive Plan.

At March 1, 2002, the weighted average term of the options outstanding under the 1991 Stock Incentive Plan was 7.4 years. In addition to shares issuable on exercise of these options, as of March 1, 2002, awards covering 142,328 shares of restricted stock were outstanding under the 1991 Stock Incentive Plan and 16,000 shares of restricted stock were outstanding under a plan for non-employee directors that was terminated in 1997.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on the Plan is required for approval of the Plan. Shares represented by proxies that reflect abstentions and shares referred to as "broker non-votes" will not be treated as "votes cast." If the shares under the Plan are to be listed on the New York Stock Exchange, the rules of the Exchange require that, in addition, the total votes cast on the Plan equal at least 50% of the number of shares entitled to vote at the Annual Meeting. The Company does not plan to list the shares on the Exchange because it has shares in treasury, which have already been listed, sufficient to cover the maximum shares that may be issued under the Plan.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE 2002 STOCK INCENTIVE PLAN. THE SHARES WILL BE VOTED FOR THE PLAN, UNLESS INDICATED OTHERWISE ON THE PROXY.

Item 3 — Ratification Of Appointment Of Independent Accountants

The Board of Directors, upon recommendation of the Audit Committee, has reappointed the accounting firm of PricewaterhouseCoopers LLP ("PwC") as independent accountants of the Company for the fiscal year ending December 31, 2002. The shareholders are being asked to ratify this appointment at the Annual Meeting. A representative of PwC is expected to attend the meeting and will be given an opportunity to make a statement and respond to appropriate questions.

Shareholder Vote Required

The affirmative vote of a majority of the votes cast on this matter is required for the ratification of the appointment of PwC as independent accountants. Abstentions and "broker non-votes" will not be counted as "votes cast."

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PwC AS INDEPENDENT ACCOUNTANTS. THE SHARES WILL BE VOTED FOR RATIFICATION, UNLESS INDICATED OTHERWISE ON THE PROXY.

Other Matters

Shareholder Proposals

Any shareholder who wants to include a proposal in the proxy material for the Company's 2003 Annual Meeting must submit the proposal to the Company on or before November 18, 2002. The rules of the Securities and Exchange Commission also establish other requirements for shareholder proposals of this type.

Under the Company's Bylaws, a shareholder who wants to bring business before the Annual Meeting of Shareholders, other than a proposal included in the Company's proxy material, or who wants to nominate directors at the Annual Meeting must satisfy the following requirements: (1) be a shareholder of record entitled to vote at the Annual Meeting and also be a shareholder of record at the time the following notice is given; and (2) give notice to the Company's Secretary in writing that is received at the Company's principal offices not less than 45 days nor more than 70 days before the first anniversary of the date set forth in the Company's proxy statement for the prior Annual Meeting as the date on which the Company first mailed such proxy materials to shareholders. For the 2003 Annual Meeting, the relevant dates are no later than February 1, 2003 and no earlier than January 7, 2003.

In the case of business other than nominations for directors, the notice must, among other requirements, briefly describe such business, the reasons for conducting the business and any material interest of the shareholder in such business. In the case of director nominations, the notice must, among other requirements, give various information about the nominees, including information that would be required to be included in a proxy statement of the Company had each such nominee been proposed for election by the Board of Directors of the Company.

Manner And Cost Of Proxy Solicitation

The cost of soliciting proxies will be paid by the Company. In addition to soliciting proxies by mail, employees of the Company may solicit proxies by telephone, facsimile or personal interview. The Company also has engaged D.F. King & Co., Inc. to provide proxy solicitation services for a fee of $8,000, plus expenses, including charges by brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of the Company's Common Stock.

Other Business

At the date of mailing of this Proxy Statement, the Board of Directors knew of no other business to be presented at the Annual Meeting. Under the Company's Bylaws as described under "Other Matters — Shareholder Proposals," because no notice of any other business was given to the Company, no business may be brought before the Annual Meeting by a shareholder.

MGIC INVESTMENT CORPORATION

2002 Stock Incentive Plan

Section 1

General

1.1. *Purpose.* The MGIC Investment Corporation 2002 Stock Incentive Plan (the "Plan") has been established by MGIC Investment Corporation (the "Company") to secure for the Company and its Subsidiaries the benefits of the additional incentive inherent in the ownership of the Company's Common Stock, $1.00 par value (the "Stock"), by certain executive officers and other key employees of the Company and its Subsidiaries and by Non-Employee Directors of the Company, all of whom are important to the success and the growth of the business of the Company, and to help the Company secure and retain the services of such persons.

1.2. *Participation.* Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become "Participants" in the Plan.

1.3. *Definitions.* Capitalized terms in the Plan are defined as set forth in the Plan (including the definition provisions of subsection 8.1 of the Plan).

Section 2

Options and SARs

2.1. *Definitions.*

(a) The grant of an "Option" entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under the Plan may be either an incentive stock option (an "ISO") or a non-qualified option (an "NQO"), as determined in the discretion of the Committee. An "ISO" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. An "NQO" is an Option that is not intended to be such an "incentive stock option."

(b) A stock appreciation right (an "SAR") entitles the Participant to receive, in cash or Stock (as determined in accordance with subsection 4.7), value equal to (or otherwise based on) the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) an Exercise Price established by the Committee.

2.2. *Exercise Price.* The "Exercise Price" of each Option and SAR granted under the Plan shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option or SAR is granted, except that the Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

2.3. *Exercise.* An Option and an SAR shall be exercisable in accordance with such terms, conditions, restrictions and contingencies, including those governing the period(s) during which such Awards may be exercised, as the Committee shall determine, except that the term of an Option and an SAR may not exceed ten years.

2.4. *Payment of Exercise Price.* The payment of the Exercise Price of an Option shall be subject to the following:

(a) Except as provided in the remainder of this subsection 2.4, the entire Exercise Price for shares of Stock purchased upon the exercise of an Option shall be paid at the time of such exercise.

(b) The Exercise Price shall be payable in cash or by tendering, through either actual delivery of shares or through attestation, shares of Stock acceptable to the Committee, and valued at Fair Market Value as of the day prior to the day of exercise (or if the Committee determines, as of the day of exercise), or in any combination of such shares and cash, as determined by the Committee.

(c) The Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise. In the case of an exercise arrangement described in the preceding sentence, payment of the Exercise Price may be made as soon as practicable after the exercise.

Section 3

Restricted Stock and Restricted Stock Unit Awards

3.1. *Definitions.* A "Restricted Stock" Award is a grant of shares of Stock, and a "Restricted Stock Unit" Award is the grant of a right to receive shares of Stock in the future, with such shares of Stock or right to future delivery of such shares of Stock subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives, as determined by the Committee.

3.2. *Restrictions on Awards.* Each Restricted Stock Award and Restricted Stock Unit Award shall be subject to such conditions, restrictions and contingencies as the Committee shall determine, including the satisfaction of conditions that must be satisfied prior to the grant of the Award, such as a condition that to receive the Award, the Participant must purchase, and retain for a specified period, shares of Stock. Stock that must be purchased as a condition to the receipt of a Restricted Stock Award or a Restricted Stock Unit Award is referred to as "Purchased Stock." Purchased Stock shall be deemed to be issued or sold by the Company under the Plan.

Section 4

Operation and Administration

4.1. *Effective Date.* Subject to the approval of the shareholders of the Company at the Company's 2002 annual meeting of shareholders, the Plan shall be effective as of the date of such meeting (the "Effective Date"). The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards are outstanding. However, except for Awards granted pursuant to commitments entered into prior to such ten-year anniversary, no Awards may be granted after the ten-year anniversary of the Effective Date.

4.2. *Shares Subject to Plan.* The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) The shares of Stock may be authorized but unissued shares or treasury shares. As used herein, the term "issued" and similar terms include treasury shares delivered under an Award.

(b) Subject to the following provisions of this subsection 4.2, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be equal to the sum of: (i) 10,000,000 shares of Stock; (ii) all shares of Stock subject to Awards granted under the Company's 1991 Stock Incentive Plan to the extent that, after March 1, 2002, such shares are forfeited, or the Award terminates, expires or is canceled and the shares covered by the terminated, cancelled or expired Award cannot be delivered; and (iii) all Purchased Stock which is purchased for cash, or in exchange for shares of Stock if, in either case, the purchase price per share of such Purchased Stock is at least equal to 100% of the Fair Market Value of the Stock on the date of the Award related to such Purchased Stock.

(c) Subject to subsections 4.2(d) and (e), the following additional limits are imposed under the Plan.

(i) The maximum number of shares that may be covered by Awards granted to any one employee shall be 2,000,000 shares. If an Option is in tandem with an SAR, such that the exercise of the Option or SAR with respect to a share of Stock cancels the tandem SAR or Option right, respectively, with respect to such share, the tandem Option and SAR rights with respect to each share of Stock shall be counted as covering but one share of Stock for purposes of applying the limit of this clause (i). If an Award is terminated, cancelled or expires, or the shares under an Award are forfeited, the number of shares subject to the Award shall be counted for purposes of applying such limit.

(ii) The maximum number of shares that may be issued under Options intended to be ISOs shall be 10,000,000 shares. The maximum number of shares that may be issued in conjunction with Awards granted pursuant to Section 3 (relating to Restricted Stock and Restricted Stock Unit Awards) shall be 1,000,000 shares.

(d) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited, canceled, or expires, or if the shares are delivered but subsequently forfeited, or the shares of Stock are not delivered because the Award is settled in cash or used to satisfy the applicable tax withholding obligation, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Stock available for delivery under subsections 4.2(b) and 4.2(c)(ii). If the Exercise Price of any Option is satisfied by tendering shares of Stock to the Company (by either actual tender or by attestation), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under subsections 4.2(b) and 4.2(c)(ii).

(e) In the event of a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares), the Committee may adjust the shares of Stock that may be issued under the Plan and may also adjust Awards to preserve the benefits or potential benefits of the Awards. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the Exercise Price of outstanding Options and SARs; and (iv) any other adjustments that the Committee determines to be equitable.

4.3. *General Restrictions.* Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any shares of Stock or make any other distribution of benefits unless such delivery or distribution would comply with all applicable laws (including, without limitation, the requirements of the Securities Act of 1933), and the applicable requirements of any stock exchange or similar entity.

(b) To the extent that the Plan provides for issuance of stock certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange.

4.4. *Tax Withholding.* Delivery of shares of Stock or other amounts under the Plan is subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other amounts under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the Participant, through the surrender of shares of Stock which the Participant already owns, or through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan.

4.5. *Grant and Use of Awards.* In the discretion of the Committee, a Participant may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to a Participant. Awards may be granted as alternatives to or replacement of Awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary, including the plans and arrangements of the Company or a Subsidiary assumed in business combinations.

4.6. *Dividends and Dividend Equivalents.* An Award (including without limitation an Option or SAR Award) may provide the Participant with the right to receive dividend payments or dividend equivalent payments with respect to Stock subject to the Award (both before and after the Stock subject to the Award is earned, vested, or acquired), which payments may be either made currently or credited to an account for the Participant, and may be settled in cash or Stock, as determined by the Committee. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in Stock equivalents.

4.7. *Settlement of Awards.* The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards, or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as "settlement" of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award settlement, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred Stock equivalents. Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee.

4.8. *Transferability*. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution.

4.9. *Form and Time of Elections*. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

4.10. *Agreement With Company*. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written document as is determined by the Committee. A copy of such document shall be provided, or otherwise made available, to the Participant, and the Committee may, but need not, require that the Participant sign a copy of such document. Such document is referred to in the Plan as an "Award Agreement" regardless of whether any Participant signature is required.

4.11. *Action by Company or Subsidiary*. Any action required or permitted to be taken by the Company or any Subsidiary shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by applicable law or applicable rules of any stock exchange) by a duly authorized officer of such company.

4.12. *Gender and Number*. Where the context permits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

4.13. *Limitation of Implied Rights*.

(a) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment, in the case of a Participant who is an employee, or an agreement to renominate a director as a director, in the case of a Participant who is a Non-Employee Director, and selection as a Participant will not give any participating employee or Non-Employee Director the right to be retained in the employ, or remain a director, of the Company or any Subsidiary, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a shareholder of the Company prior to the date on which the Participant fulfills all conditions for receipt of such rights.

4.14. *Evidence*. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Section 5

Change in Control

Subject to the provisions of subsection 4.2(e) (relating to the adjustment of shares), and except as otherwise provided in the Plan or the Award Agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

(a) All outstanding Options (regardless of whether in tandem with SARs) shall become fully exercisable.

(b) All outstanding SARs (regardless of whether in tandem with Options) shall become fully exercisable.

(c) All Restricted Stock and Restricted Stock Units shall become fully vested.

Section 6

Committee

6.1. *Administration.* The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the "Committee") in accordance with this Section 6. The Committee shall be selected by the Board, and shall consist of at least two members and shall be appointed from among the members of the Board. Any member of the Committee may resign or be removed by the Board and new members may be appointed by the Board. Additionally, the Committee shall be constituted so as to satisfy at all times the outside director requirement of Code Section 162(m) and the regulations thereunder. Unless otherwise determined by the Board, the Committee shall be the Management Development Committee. If the Committee does not exist, or for any other reason determined by the Board, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

6.2. *Powers of Committee.* The Committee's administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select from among the Eligible Individuals those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards, and (subject to the restrictions imposed by Section 7) to cancel or suspend Awards.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend, and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any Award Agreement made pursuant to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan, including an adjustment under subsection 4.2(e), is final and binding on all persons. Except to the extent precluded by applicable law governing discrimination in employment, decisions made by the Committee under the Plan need not be uniform with respect to Participants notwithstanding that Participants are similarly situated.

6.3. *Delegation by Committee.* Except to the extent prohibited by applicable law or the applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

6.4. *Information to be Furnished to Committee.* The Company and Subsidiaries shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company and Subsidiaries as to an employee's or Participant's employment, termination of employment, leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

Section 7

Amendment and Termination

The Board or the Committee may, at any time, amend or terminate the Plan, except that the Board may amend the Plan to prohibit or restrict the Committee's power to amend or terminate the Plan after the time at which such amendment is adopted by the Board, and any such amendment by the Board shall not be subject to change by the Committee. Notwithstanding the foregoing sentence, (i) no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary of the former Participant), adversely affect the rights of any Participant or beneficiary under any Award prior to the date such amendment is adopted; (ii) no amendment may increase the limitations on the number of shares set forth in subsections 4.2(b) and 4.2(c) or decrease the minimum Option or SAR Exercise Price set forth in subsection 2.2, or increase the maximum term of an Option or SAR from the maximum term set forth in subsection 2.3 unless any such amendment is approved by the Company's shareholders. Adjustments pursuant to subsection 4.2(e) shall not be subject to the foregoing limitations of this Section 7.

Section 8

Defined Terms and Governing Law

8.1. *Defined Terms.* In addition to the other definitions contained herein, the following definitions shall apply:

(a) *Award.* The term "Award" shall mean any award or benefit granted under the Plan, including, without limitation, the grant of Options, SARs, Restricted Stock Awards and Restricted Stock Unit Awards.

(b) *Board.* The term "Board" shall mean the Board of Directors of the Company.

(c) *Change in Control.* The term "Change in Control" shall mean a change in control of the Company, as defined in the Award Agreement.

(d) *Code.* The term "Code" shall mean the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

(e) *Eligible Individual.* The term "Eligible Individual" shall mean any executive officer or other key employee of the Company or a Subsidiary and any Non-Employee Director. An Award may be granted to an employee, in connection with hiring, retention or otherwise, prior to the date the employee first performs services for the Company or a Subsidiary, provided that such Award shall not become vested prior to the date the employee first performs such services.

(f) *Fair Market Value.* For purposes of determining the "Fair Market Value" of a share of Stock as of any date, the following rules shall apply:

(i) If the principal market for the Stock is a national securities exchange or the Nasdaq stock market, then the "Fair Market Value" as of that date shall be the last reported sale price of the Stock on that date on the principal exchange or market on which the Stock is then listed or admitted to trading.

(ii) If the last sale price is not available or if the principal market for the Stock is not a national securities exchange and the Stock is not quoted on the Nasdaq stock market, then the "Fair Market Value" as of that date shall be the average between the highest bid and lowest asked prices for the Stock on such day as reported on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Incorporated or a comparable service.

(iii) If the day is not a business day, and as a result, paragraphs (i) and (ii) next above are inapplicable, the "Fair Market Value" of the Stock shall be determined as of the next earlier business day. If paragraphs (i) and (ii) next above are otherwise inapplicable, then the "Fair Market Value" of the Stock shall be determined in good faith by the Committee.

(g) *Non-Employee Directors.* The term "Non-Employee Director" means a member of the Board who is not an employee of the Company, any Subsidiary or of any person, directly or indirectly, controlling, controlled by or under common control with the Company and is not a member of the Board representing a particular holder of any class of securities of the Company.

(h) *Subsidiary.* The term "Subsidiary" and its plural means any company during any period in which it is a "subsidiary corporation" (as that term is defined in Code Section 424(f)) with respect to the Company.

The following terms are defined where indicated below:

Award Agreement	— Subsection 4.10
Committee	— Subsection 6.1
Exercise Price	— Subsection 2.2
ISO	— Subsection 2.1(a)
NQO	— Subsection 2.1(a)
Option	— Subsection 2.1(a)
Participant	— Subsection 1.2
Purchased Stock	— Subsection 3.2
Stock	— Subsection 1.1
Restricted Stock	— Subsection 3.1
Restricted Stock Unit	— Subsection 3.1
SAR	— Subsection 2.1(b)

8.2. *Governing Law.* This Plan, and all Award Agreements, shall be construed in accordance with and governed by the laws of the State of Wisconsin, without reference to any conflict of law principles. Any legal action or proceeding with respect to this Plan, any Award or any Award Agreement, or for recognition and enforcement of any judgment in respect of this Plan, any Award or any Award Agreement, may be brought and determined only in a state court sitting in the County of Milwaukee, or the Federal District Court for the Eastern District of Wisconsin sitting in the County of Milwaukee, in the State of Wisconsin.